Exhibit 99.10
Ind AS Consolidated

INFOSYS LIMITED AND SUBSIDIARIES

Condensed Consolidated Financial Statements under Indian Accounting Standards (Ind AS) for the three months and six months ended September 30, 2023

Index
Condensed Consolidated Balance Sheet
Condensed Consolidated Statement of Profit and Loss
Condensed Consolidated Statement of Changes in Equity
Condensed Consolidated Statement of Cash Flows
Overview and Notes to the Interim Condensed Consolidated Financial Statements
1. Overview
1.1 Company overview
1.2 Basis of preparation of financial statements
1.3 Basis of consolidation
1.4 Use of estimates and judgments
1.5 Critical accounting estimates and judgments
2. Notes to the Interim Condensed Consolidated Financial Statements
2.1 Business Combinations
2.2 Property, plant and equipment
2.3 Goodwill and intangible assets
2.4 Investments
2.5 Loans
2.6 Other financial assets
2.7 Trade receivables
2.8 Cash and cash equivalents
2.9 Other assets
2.10 Financial instruments
2.11 Equity
2.12 Other financial liabilities
2.13 Other liabilities
2.14 Provisions
2.15 Income taxes
2.16 Revenue from operations
2.17 Other income, net
2.18 Expenses
2.19 Leases
2.20 Basic and diluted shares used in computing earnings per equity share
2.21 Contingent liabilities and commitments
2.22 Related party transactions
2.23 Segment reporting
2.24 Function wise classification of Condensed Consolidated Statement of Profit and Loss

INDEPENDENT AUDITOR’S REPORT

TO THE BOARD OF DIRECTORS OF INFOSYS LIMITED

Report on the Audit of the Interim Condensed Consolidated Financial Statements

Opinion

We have audited the accompanying interim condensed consolidated financial statements of INFOSYS LIMITED (the “Company”), and its subsidiaries (the Company and its subsidiaries together referred to as the “Group”), which comprise the Condensed Consolidated Balance Sheet as at September 30, 2023, the Condensed Consolidated Statement of Profit and Loss (including Other Comprehensive Income) for the three months and six months ended on that date, the Condensed Consolidated Statement of Changes in Equity and the Condensed Consolidated Statement of Cash Flows for the six months ended on that date, and a summary of the significant accounting policies and other explanatory information (hereinafter referred to as the “interim condensed consolidated financial statements”).

In our opinion and to the best of our information and according to the explanations given to us, the aforesaid interim condensed consolidated financial statements give a true and fair view in conformity with the Indian Accounting Standard 34 “Interim Financial Reporting” (“Ind AS 34”) prescribed under section 133 of the Companies Act, 2013 (the “Act”), read with relevant rules issued thereunder and other accounting principles generally accepted in India, of the consolidated state of affairs of the Group as at September 30, 2023, their consolidated profit and their consolidated total comprehensive income for the three months and six months ended on that date, their consolidated changes in equity and their consolidated cash flows for the six months ended on that date.

Basis for Opinion

We conducted our audit of the interim condensed consolidated financial statements in accordance with the Standards on Auditing (“SA”s) specified under section 143 (10) of the Act. Our responsibilities under those Standards are further described in the Auditor’s Responsibilities for the Audit of the Interim Condensed Consolidated Financial Statements section of our report. We are independent of the Group in accordance with the Code of Ethics issued by the Institute of Chartered Accountants of India (“ICAI”) together with the ethical requirements that are relevant to our audit of the interim condensed consolidated financial statements under the provisions of the Act and the Rules made thereunder, and we have fulfilled our other ethical responsibilities in accordance with these requirements and the ICAI’s Code of Ethics. We believe that the audit evidence obtained by us is sufficient and appropriate to provide a basis for our audit opinion on the interim condensed consolidated financial statements.

Responsibilities of Management and Those Charged with Governance for the Interim Condensed Consolidated Financial Statements

The Company’s Board of Directors is responsible for the preparation and presentation of these interim condensed consolidated financial statements that give a true and fair view of the consolidated financial position, consolidated financial performance, consolidated total comprehensive income, consolidated changes in equity and consolidated cash flows of the Group in accordance with Ind AS 34 and other accounting principles generally accepted in India. The respective Boards of Directors of the companies included in the Group are responsible for maintenance of the adequate accounting records in accordance with the provisions of the Act for safeguarding the assets of the Group and for preventing and detecting frauds and other irregularities; selection and application of appropriate accounting policies; making judgments and estimates that are reasonable and prudent; and design, implementation and maintenance of adequate internal financial controls, that were operating effectively for ensuring the accuracy and completeness of the accounting records, relevant to the preparation and presentation of the respective interim financial statements that give a true and fair view and are free from material misstatement, whether due to fraud or error which have been used for the purpose of preparation of the interim condensed consolidated financial statements by the Directors of the Company, as aforesaid.

In preparing the interim condensed consolidated financial statements, the respective Boards of Directors of the companies included in the Group are responsible for assessing the ability of the respective entities to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the respective Boards of Directors either intend to liquidate their own respective entities or to cease operations, or have no realistic alternative but to do so.

The respective Boards of Directors of the companies included in the Group are also responsible for overseeing the financial reporting process of the Group.

Auditor’s Responsibilities for the Audit of the Interim Condensed Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the interim condensed consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with SAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these interim condensed consolidated financial statements.

As part of an audit in accordance with SAs, we exercise professional judgment and maintain professional scepticism throughout the audit. We also:

•	Identify and assess the risks of material misstatement of the interim condensed consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.
•	Obtain an understanding of internal financial controls relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on effectiveness of such controls.
•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.
•	Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the ability of the Group to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the interim condensed consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern.
•	Evaluate the overall presentation, structure and content of the interim condensed consolidated financial statements, including the disclosures, and whether the interim condensed consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.
•	Obtain sufficient appropriate audit evidence regarding the financial information of the entities within the Group to express an opinion on the interim condensed consolidated financial statements. We are responsible for the direction, supervision and performance of the audit of financial statements of such entities included in the interim condensed consolidated financial statements of which we are independent auditors.

Materiality is the magnitude of misstatements in the interim condensed consolidated financial statements that, individually or in aggregate, makes it probable that the economic decisions of a reasonably knowledgeable user of the interim condensed consolidated financial statements may be influenced. We consider quantitative materiality and qualitative factors in (i) planning the scope of our audit work and in evaluating the results of our work; and (ii) to evaluate the effect of any identified misstatements in the interim condensed consolidated financial statements.

We communicate with those charged with governance of the Company and such other entities included in the interim condensed consolidated financial statements of which we are the independent auditors regarding, among other matters, the planned scope and timing of the audit and significant audit findings including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

Place: Bengaluru Date: October 12, 2023	For DELOITTE HASKINS & SELLS LLP Chartered Accountants (Firm’s Registration No. 117366W/W-100018) Sanjiv V. Pilgaonkar Partner (Membership No.039826) UDIN:23039826BGXSBU5978

INFOSYS LIMITED AND SUBSIDIARIES

(In crore )

Condensed Consolidated Balance Sheets as at	Note No.	September 30, 2023	March 31, 2023
ASSETS
Non-current assets
Property, plant and equipment	2.2	12,542	13,346
Right-of-use assets	2.19	6,950	6,882
Capital work-in-progress		497	288
Goodwill	2.3	7,240	7,248
Other intangible assets		1,547	1,749
Financial assets
Investments	2.4	11,744	12,569
Loans	2.5	38	39
Other financial assets	2.6	2,343	2,798
Deferred tax assets (net)		868	1,245
Income tax assets (net)		6,945	6,453
Other non-current assets	2.9	2,518	2,318
Total non-current assets		53,232	54,935
Current assets
Financial assets
Investments	2.4	7,579	6,909
Trade receivables	2.7	28,261	25,424
Cash and cash equivalents	2.8	15,713	12,173
Loans	2.5	252	289
Other financial assets	2.6	11,650	11,604
Income tax assets (net)		42	6
Other current assets	2.9	13,570	14,476
Total current assets		77,067	70,881
Total assets		130,299	125,816
EQUITY AND LIABILITIES
Equity
Equity share capital	2.11	2,070	2,069
Other equity		78,698	73,338
Total equity attributable to equity holders of the Company		80,768	75,407
Non-controlling interests		386	388
Total equity		81,154	75,795
Liabilities
Non-current liabilities
Financial Liabilities
Lease liabilities	2.19	6,626	7,057
Other financial liabilities	2.12	2,162	2,058
Deferred tax liabilities (net)		1,028	1,220
Other non-current liabilities	2.13	472	500
Total non-current liabilities		10,288	10,835
Current liabilities
Financial Liabilities
Lease liabilities	2.19	1,920	1,242
Trade payables		3,203	3,865
Other financial liabilities	2.12	17,566	18,558
Other current liabilities	2.13	10,278	10,830
Provisions	2.14	1,702	1,307
Income tax liabilities (net)		4,188	3,384
Total current liabilities		38,857	39,186
Total equity and liabilities		130,299	125,816

The accompanying notes form an integral part of the interim condensed consolidated financial statements.

As per our report of even date attached

for Deloitte Haskins & Sells LLP	for and on behalf of the Board of Directors of Infosys Limited
Chartered Accountants
Firm’s Registration No :
117366W/W-100018

Sanjiv V. Pilgaonkar Partner Membership No. 039826	Nandan M. Nilekani	Salil Parekh	Bobby Parikh
	Chairman	Chief Executive Officer	Director
and Managing Director

	Nilanjan Roy	Jayesh Sanghrajka	A.G.S. Manikantha
	Chief Financial Officer	Executive Vice President and Deputy Chief Financial Officer	Company Secretary
Bengaluru October 12, 2023

INFOSYS LIMITED AND SUBSIDIARIES

 (In crore, except equity share and per equity share data)

Condensed Consolidated Statement of Profit and Loss for the	Note No.	Three months ended September 30,		Six months ended September 30,
		2023	2022	2023	2022
Revenue from operations	2.16	38,994	36,538	76,927	71,008
Other income, net	2.17	632	584	1,193	1,260
Total income		39,626	37,122	78,120	72,268
Expenses
Employee benefit expenses	2.18	20,796	19,438	41,577	37,776
Cost of technical sub-contractors		3,074	3,694	6,198	7,603
Travel expenses		439	363	901	739
Cost of software packages and others	2.18	3,387	2,512	6,106	4,932
Communication expenses		179	189	361	359
Consultancy and professional charges		387	439	734	895
Depreciation and amortization expenses		1,166	1,029	2,339	1,979
Finance cost		138	66	228	121
Other expenses	2.18	1,292	1,001	2,546	1,939
Total expenses		30,858	28,731	60,990	56,343
Profit before tax		8,768	8,391	17,130	15,925
Tax expense:
Current tax	2.15	2,491	2,482	4,798	4,832
Deferred tax	2.15	62	(117)	172	(295)
Profit for the period		6,215	6,026	12,160	11,388
Other comprehensive income
Items that will not be reclassified subsequently to profit or loss
Remeasurement of the net defined benefit liability/asset, net		(64)	40	23	(46)
Equity instruments through other comprehensive income, net		40	4	40	7
		(24)	44	63	(39)
Items that will be reclassified subsequently to profit or loss
Fair value changes on derivatives designated as cash flow hedge, net		23	(12)	29	14
Exchange differences on translation of foreign operations		5	(14)	21	39
Fair value changes on investments, net		(20)	26	55	(346)
		8	–	105	(293)
Total other comprehensive income /(loss), net of tax		(16)	44	168	(332)
Total comprehensive income for the period		6,199	6,070	12,328	11,056
Profit attributable to:
Owners of the Company		6,212	6,021	12,157	11,381
Non-controlling interests		3	5	3	7
		6,215	6,026	12,160	11,388
Total comprehensive income attributable to:
Owners of the Company		6,196	6,068	12,328	11,054
Non-controlling interests		3	2	–	2
		6,199	6,070	12,328	11,056
Earnings per equity share
Equity shares of par value 5/- each
Basic (in per share)		15.01	14.35	29.38	27.13
Diluted (in per share)		14.99	14.34	29.34	27.10
Weighted average equity shares used in computing earnings per equity share
Basic (in shares)	2.20	4,138,636,582	4,194,617,942	4,137,939,496	4,194,185,175
Diluted (in shares)	2.20	4,142,819,712	4,199,829,557	4,142,711,523	4,200,026,950

The accompanying notes form an integral part of the interim condensed consolidated financial statements.

As per our report of even date attached

for Deloitte Haskins & Sells LLP	for and on behalf of the Board of Directors of Infosys Limited
Chartered Accountants
Firm’s Registration No :
117366W/W-100018

Sanjiv V. Pilgaonkar Partner Membership No. 039826	Nandan M. Nilekani	Salil Parekh	Bobby Parikh
	Chairman	Chief Executive Officer	Director
and Managing Director

	Nilanjan Roy	Jayesh Sanghrajka	A.G.S. Manikantha
	Chief Financial Officer	Executive Vice President and Deputy Chief Financial Officer	Company Secretary
Bengaluru October 12, 2023

INFOSYS LIMITED AND SUBSIDIARIES

Condensed Consolidated Statement of Changes in Equity

(In crore)

Particulars		OTHER EQUITY
		Reserves & Surplus								Other comprehensive income
	Equity Share capital (1)	Capital reserve	Capital redemption reserve	Securities Premium	Retained earnings	General reserve	Share Options Outstanding Account	Special Economic Zone Re-investment reserve (2)	Other reserves (3)	Equity instruments through other comprehensive income	Exchange differences on translating the financial statements of a foreign operation	Effective portion of Cash Flow Hedges	Other items of other comprehensive income / (loss)	Total equity attributable to equity holders of the Company	Non-controlling interest	Total equity
Balance as at April 1, 2022	2,098	54	139	200	61,313	1,061	606	8,339	16	254	1,560	2	(292)	75,350	386	75,736
Impact on adoption of amendment to Ind AS 37#	–	–	–	–	(19)	–	–	–	–	–	–	–	–	(19)	–	(19)
	2,098	54	139	200	61,294	1,061	606	8,339	16	254	1,560	2	(292)	75,331	386	75,717
Changes in equity for the six months ended September 30, 2022
Profit for the period	–	–	–	–	11,381	–	–	–	–	–	–	–	–	11,381	7	11,388
Remeasurement of the net defined benefit liability/asset, net*	–	–	–	–	–	–	–	–	–	–	–	–	(46)	(46)	–	(46)
Equity instruments through other comprehensive income, net*	–	–	–	–	–	–	–	–	–	7	–	–	–	7	–	7
Fair value changes on derivatives designated as cash flow hedge, net*	–	–	–	–	–	–	–	–	–	–	–	14	–	14	–	14
Exchange differences on translation of foreign operations	–	–	–	–	–	–	–	–	–	–	44	–	–	44	(5)	39
Fair value changes on investments, net*	–	–	–	–	–	–	–	–	–	–	–	–	(346)	(346)	–	(346)
Total Comprehensive income for the period	–	–	–	–	11,381	–	–	–	–	7	44	14	(392)	11,054	2	11,056
Shares issued on exercise of employee stock options (Refer to Note 2.11)	1	–	–	6	–	–	–	–	–	–	–	–	–	7	–	7
Employee stock compensation expense (Refer to Note 2.11)	–	–	–	–	–	–	270	–	–	–	–	–	–	270	–	270
Transfer on account of options not exercised	–	–	–	–	–	1	(1)	–	–	–	–	–	–	–	–	–
Transfer to legal reserve	–	–	–	–	(3)	–	–	–	3	–	–	–	–	–	–	–
Transferred on account of exercise of stock options (Refer to note 2.11)	–	–	–	165	–	–	(165)	–	–	–	–	–	–	–	–	–
Income tax benefit arising on exercise of stock options	–	–	–	–	–	–	30	–	–	–	–	–	–	30	–	30
Dividends (1)	–	–	–	–	(6,711)	–	–	–	–	–	–	–	–	(6,711)	–	(6,711)
Dividends paid to non controlling interest of subsidiary	–	–	–	–	–	–	–	–	–	–	–	–	–	–	(22)	(22)
Transferred from Special Economic Zone Re-investment reserve on utilization	–	–	–	–	577	–	–	(577)	–	–	–	–	–	–	–	–
Balance as at September 30, 2022	2,099	54	139	371	66,538	1,062	740	7,762	19	261	1,604	16	(684)	79,981	366	80,347

Condensed Consolidated Statement of Changes in Equity (contd.)

(In crore)

Particulars		OTHER EQUITY
		Reserves & Surplus								Other comprehensive income
	Equity Share capital (1)	Capital reserve	Capital redemption reserve	Securities Premium	Retained earnings	General reserve	Share Options Outstanding Account	Special Economic Zone Re-investment reserve (2)	Other reserves (3)	Equity instruments through other comprehensive income	Exchange differences on translating the financial statements of a foreign operation	Effective portion of Cash Flow Hedges	Other items of other comprehensive income / (loss)	Total equity attributable to equity holders of the Company	Non-controlling interest	Total equity
Balance as at April 1, 2023	2,069	54	169	166	58,957	1,054	878	10,014	19	247	2,325	(5)	(540)	75,407	388	75,795
Changes in equity for the six months ended September 30, 2023
Profit for the period	–	–	–	–	12,157	–	–	–	–	–	–	–	–	12,157	3	12,160
Remeasurement of the net defined benefit liability/asset, net*	–	–	–	–	–	–	–	–	–	–	–	–	23	23	–	23
Equity instruments through other comprehensive income, net*	–	–	–	–	–	–	–	–	–	40	–	–	–	40	–	40
Fair value changes on derivatives designated as cash flow hedge, net*	–	–	–	–	–	–	–	–	–	–	–	29	–	29	–	29
Exchange differences on translation of foreign operations	–	–	–	–	–	–	–	–	–	–	24	–	–	24	(3)	21
Fair value changes on investments, net*	–	–	–	–	–	–	–	–	–	–	–	–	55	55	–	55
Total Comprehensive income for the period	–	–	–	–	12,157	–	–	–	–	40	24	29	78	12,328	–	12,328
Shares issued on exercise of employee stock options (Refer to Note 2.11)	1	–	–	2	–	–	–	–	–	–	–	–	–	3	–	3
Employee stock compensation expense (Refer to Note 2.11)	–	–	–	–	–	–	272	–	–	–	–	–	–	272	–	272
Transferred on account of exercise of stock options (Refer to note 2.11)	–	–	–	325	–	–	(325)	–	–	–	–	–	–	–	–	–
Transferred on account of options not exercised	–	–	–	–	–	6	(6)	–	–	–	–	–	–	–	–	–
Income tax benefit arising on exercise of stock options	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–
Dividends (1)	–	–	–	–	(7,242)	–	–	–	–	–	–	–	–	(7,242)	–	(7,242)
Dividends paid to non controlling interest of subsidiary	–	–	–	–	–	–	–	–	–	–	–	–	–	–	(2)	(2)
Transferred to Special Economic Zone Re-investment reserve	–	–	–	–	(1,520)	–	–	1,520	–	–	–	–	–	–	–	–
Transferred from Special Economic Zone Re-investment reserve on utilization	–	–	–	–	325	–	–	(325)	–	–	–	–	–	–	–	–
Balance as at September 30, 2023	2,070	54	169	493	62,677	1,060	819	11,209	19	287	2,349	24	(462)	80,768	386	81,154

*	Net of tax

#	Impact on account of adoption of amendment to Ind AS 37 Provisions, Contingent Liabilities and Contingents Assets
(1)	Net of treasury shares

(2)	The Special Economic Zone Re-investment Reserve has been created out of the profit of eligible SEZ units in terms of the provisions of Sec 10AA(1)(ii) of Income Tax Act, 1961. The reserve should be utilized by the Group for acquiring new plant and machinery for the purpose of its business in the terms of the Sec 10AA(2) of the Income Tax Act, 1961.

(3)	Under the Swiss Code of Obligation, few subsidiaries of Infosys Lodestone are required to appropriate a certain percentage of the annual profit to legal reserve which may be used only to cover losses or for measures designed to sustain the Company through difficult times, to prevent unemployment or to mitigate its consequences.

The accompanying notes form an integral part of the interim condensed consolidated financial statements.

As per our report of even date attached

for Deloitte Haskins & Sells LLP	for and on behalf of the Board of Directors of Infosys Limited
Chartered Accountants
Firm’s Registration No :
117366W/W-100018

Sanjiv V. Pilgaonkar Partner Membership No. 039826	Nandan M. Nilekani	Salil Parekh	Bobby Parikh
	Chairman	Chief Executive Officer	Director
and Managing Director

	Nilanjan Roy	Jayesh Sanghrajka	A.G.S. Manikantha
	Chief Financial Officer	Executive Vice President and Deputy Chief Financial Officer	Company Secretary
Bengaluru October 12, 2023

INFOSYS LIMITED AND SUBSIDIARIES

Condensed Consolidated Statement of Cash Flows

Accounting policy

Cash flows are reported using the indirect method, whereby profit for the period is adjusted for the effects of transactions of a non-cash nature, any deferrals or accruals of past or future operating cash receipts or payments and item of income or expenses associated with investing or financing cash flows. The cash flows from operating, investing and financing activities of the Group are segregated. The Group considers all highly liquid investments that are readily convertible to known amounts of cash to be cash equivalents.

(In crore)

Particulars	Note No.	Six months ended September 30,
		2023	2022
Cash flow from operating activities
Profit for the period		12,160	11,388
Adjustments to reconcile net profit to net cash provided by operating activities:
Income tax expense	2.15	4,970	4,537
Depreciation and amortization		2,339	1,979
Interest and dividend income		(1,006)	(947)
Finance cost		228	121
Impairment loss recognized / (reversed) under expected credit loss model		206	91
Exchange differences on translation of assets and liabilities, net		(1)	131
Stock compensation expense		279	269
Other adjustments		900	283
Changes in assets and liabilities
Trade receivables and unbilled revenue		(1,751)	(4,864)
Loans, other financial assets and other assets		(251)	(1,205)
Trade payables		(661)	(9)
Other financial liabilities, other liabilities and provisions		(768)	3,213
Cash generated from operations		16,644	14,987
Income taxes paid		(4,538)	(4,227)
Net cash generated by operating activities		12,106	10,760
Cash flows from investing activities
Expenditure on property, plant and equipment and intangibles		(1,299)	(1,234)
Deposits placed with corporation		(636)	(564)
Redemption of deposits placed with Corporation		439	384
Interest and dividend received		973	846
Payment towards acquisition of business, net of cash acquired	2.1	–	(904)
Payment of contingent consideration pertaining to acquisition of business		(59)	(60)
Other receipts		127	40
Payments to acquire Investments
Liquid mutual fund units		(33,038)	(36,310)
Certificates of deposit		(2,179)	(5,024)
Commercial Papers		(2,903)	(482)
Non-convertible debentures		(104)	(249)
Tax free bonds		–	(13)
Government securities		–	(1,569)
Other Investments		(5)	(18)
Proceeds on sale of Investments
Other Investments		–	99
Liquid mutual funds units		31,292	34,336
Certificates of deposit		4,912	3,138
Commercial Papers		1,254	200
Non-convertible debentures		875	295
Government securities		299	1,332
Net cash generated / (used in) from investing activities		(52)	(5,757)
Cash flows from financing activities
Payment of lease liabilities		(920)	(527)
Payment of dividends		(7,246)	(6,711)
Payment of dividend to non-controlling interest of subsidiary		(2)	(22)
Shares issued on exercise of employee stock options		3	7
Other receipts		20	84
Other payments		(334)	(220)
Net cash used in financing activities		(8,479)	(7,389)
Net increase / (decrease) in cash and cash equivalents		3,575	(2,386)
Effect of exchange rate changes on cash and cash equivalents		(35)	(217)
Cash and cash equivalents at the beginning of the period	2.8	12,173	17,472
Cash and cash equivalents at the end of the period	2.8	15,713	14,869
Supplementary information:
Restricted cash balance	2.8	365	465

The accompanying notes form an integral part of the interim condensed consolidated financial statements.

As per our report of even date attached

for Deloitte Haskins & Sells LLP	for and on behalf of the Board of Directors of Infosys Limited
Chartered Accountants
Firm’s Registration No :
117366W/W-100018

Sanjiv V. Pilgaonkar Partner Membership No. 039826	Nandan M. Nilekani	Salil Parekh	Bobby Parikh
	Chairman	Chief Executive Officer	Director
and Managing Director

	Nilanjan Roy	Jayesh Sanghrajka	A.G.S. Manikantha
	Chief Financial Officer	Executive Vice President and Deputy Chief Financial Officer	Company Secretary
Bengaluru October 12, 2023

INFOSYS LIMITED AND SUBSIDIARIES

Overview and notes to the Interim Condensed Consolidated Financial Statements

1. Overview

1.1 Company overview

Infosys Limited ('the Company' or Infosys) provides consulting, technology, outsourcing and next-generation digital services, to enable clients to execute strategies for their digital transformation. Infosys strategic objective is to build a sustainable organization that remains relevant to the agenda of clients, while creating growth opportunities for employees and generating profitable returns for investors. Infosys strategy is to be a navigator for our clients as they ideate, plan and execute on their journey to a digital future.

Infosys together with its subsidiaries and controlled trusts is hereinafter referred to as "the Group".

The Company is a public limited company incorporated and domiciled in India and has its registered office at Electronics city, Hosur Road, Bengaluru 560100, Karnataka, India. The Company has its primary listings on the BSE Ltd. and National Stock Exchange of India Limited. The Company’s American Depositary Shares (ADS) representing equity shares are listed on the New York Stock Exchange (NYSE).

The Group's interim condensed consolidated financial statements are approved for issue by the Company's Board of Directors on October 12, 2023.

1.2 Basis of preparation of financial statements

These interim condensed consolidated financial statements are prepared in compliance with Indian Accounting Standard (Ind AS) 34 Interim Financial Reporting, under the historical cost convention on accrual basis except for certain financial instruments which are measured at fair values, the provisions of the Companies Act, 2013 ('the Act') and guidelines issued by the Securities and Exchange Board of India (SEBI). Accordingly, these interim condensed consolidated financial statements do not include all the information required for a complete set of financial statements. These interim condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and related notes included in the Company’s Annual Report for the year ended March 31, 2023. The Ind AS are prescribed under Section 133 of the Act read with Rule 3 of the Companies (Indian Accounting Standards) Rules, 2015 and relevant amendment rules issued thereafter.

Accounting policies have been consistently applied except where a newly issued accounting standard is initially adopted or a revision to an existing accounting standard requires a change in the accounting policy hitherto in use. The material accounting policy information used in preparation of the audited condensed consolidated interim financial statements have been discussed in the respective notes.

As the quarter and year-to-date figures are taken from the source and rounded to the nearest digits, the quarter figures in this statement added up to the figures reported for the previous quarters might not always add up to the year-to-date figures reported in this statement.

1.3 Basis of consolidation

Infosys consolidates entities which it owns or controls. The interim condensed consolidated financial statements comprise the financial statements of the Company, its controlled trusts and its subsidiaries. Control exists when the parent has power over the entity, is exposed, or has rights to variable returns from its involvement with the entity and has the ability to affect those returns by using its power over the entity. Power is demonstrated through existing rights that give the ability to direct relevant activities, those which significantly affect the entity's returns. Subsidiaries are consolidated from the date control commences until the date control ceases.

The financial statements of the Group companies are consolidated on a line-by-line basis and intra-group balances and transactions including unrealized gain / loss from such transactions are eliminated upon consolidation. These financial statements are prepared by applying uniform accounting policies in use at the Group. Non-controlling interests which represent part of the net profit or loss and net assets of subsidiaries that are not, directly or indirectly, owned or controlled by the Company, are excluded.

1.4 Use of estimates and judgments

The preparation of the interim condensed consolidated financial statements in conformity with Ind AS requires the Management to make estimates, judgments and assumptions. These estimates, judgments and assumptions affect the application of accounting policies and the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the date of the interim condensed consolidated financial statements and reported amounts of revenues and expenses during the period. The application of accounting policies that require critical accounting estimates involving complex and subjective judgments and the use of assumptions in these financial statements have been disclosed in Note no. 1.5. Accounting estimates could change from period to period. Actual results could differ from those estimates. Appropriate changes in estimates are made as Management becomes aware of changes in circumstances surrounding the estimates. Changes in estimates and judgements are reflected in the interim condensed consolidated financial statements in the period in which changes are made and, if material, their effects are disclosed in the notes to the interim condensed consolidated financial statements.

1.5 Critical accounting estimates and judgments

a. Revenue recognition

The Group’s contracts with customers include promises to transfer multiple products and services to a customer. Revenues from customer contracts are considered for recognition and measurement when the contract has been approved, in writing, by the parties to the contract, the parties to contract are committed to perform their respective obligations under the contract, and the contract is legally enforceable. The Group assesses the services promised in a contract and identifies distinct performance obligations in the contract. Identification of distinct performance obligations to determine the deliverables and the ability of the customer to benefit independently from such deliverables, and allocation of transaction price to these distinct performance obligations involves significant judgment.

Fixed price maintenance revenue is recognized ratably on a straight-line basis when services are performed through an indefinite number of repetitive acts over a specified period. Revenue from fixed price maintenance contract is recognized ratably using a percentage of completion method when the pattern of benefits from the services rendered to the customer and the Group’s costs to fulfil the contract is not even through the period of the contract because the services are generally discrete in nature and not repetitive. The use of method to recognize the maintenance revenues requires judgment and is based on the promises in the contract and nature of the deliverables.

The Group uses the percentage-of-completion method in accounting for other fixed-price contracts. Use of the percentage-of-completion method requires the Group to determine the actual efforts or costs expended to date as a proportion of the estimated total efforts or costs to be incurred. Efforts or costs expended have been used to measure progress towards completion as there is a direct relationship between input and productivity. The estimation of total efforts or costs involves significant judgment and is assessed throughout the period of the contract to reflect any changes based on the latest available information.

Contracts with customers includes subcontractor services or third-party vendor equipment or software in certain integrated services arrangements. In these types of arrangements, revenue from sales of third-party vendor products or services is recorded net of costs when the Group is acting as an agent between the customer and the vendor, and gross when the Group is the principal for the transaction. In doing so, the Group first evaluates whether it controls the good or service before it is transferred to the customer. The Group considers whether it has the primary obligation to fulfil the contract, inventory risk, pricing discretion and other factors to determine whether it controls the goods or service and therefore, is acting as a principal or an agent.

Provisions for estimated losses, if any, on incomplete contracts are recorded in the period in which such losses become probable based on the estimated efforts or costs to complete the contract.

b. Income taxes

The Group's two major tax jurisdictions are India and the United States, though the Company also files tax returns in other overseas jurisdictions.

Significant judgments are involved in determining the provision for income taxes, including amount expected to be paid / recovered for uncertain tax positions.

In assessing the realizability of deferred income tax assets, the Management considers whether some portion or all of the deferred income tax assets will not be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible. Management considers the scheduled reversals of deferred income tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based on the level of historical taxable income and projections for future taxable income over the periods in which the deferred income tax assets are deductible, the Management believes that the Group will realize the benefits of those deductible differences. The amount of the deferred income tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry forward period are reduced (Refer to Notes 2.15).

c. Business combinations and intangible assets

Business combinations are accounted for using Ind AS 103, Business Combinations. Ind AS 103 requires the identifiable intangible assets and contingent consideration to be fair valued in order to ascertain the fair value of identifiable assets, liabilities and contingent liabilities of the acquiree. These valuations are conducted by external valuation experts. Estimates are required to be made in determining the value of contingent consideration, value of option arrangements and intangible assets. These measurements are based on information available at the acquisition date and are based on expectations and assumptions that have been deemed reasonable by the Management (Refer to Note 2.1).

d. Property, plant and equipment

Property, plant and equipment represent a significant proportion of the asset base of the Group. The charge in respect of periodic depreciation is derived after determining an estimate of an asset’s expected useful life and the expected residual value at the end of its life. The useful lives and residual values of Group's assets are determined by the Management at the time the asset is acquired and reviewed periodically, including at each financial year end. The lives are based on historical experience with similar assets as well as anticipation of future events, which may impact their life, such as changes in technology (Refer to Note 2.2).

e. Impairment of Goodwill

Goodwill is tested for impairment on an annual basis and whenever there is an indication that the recoverable amount of a cash generating unit (CGUs) is less than its carrying amount. For the impairment test, goodwill is allocated to the CGU or groups of CGUs which benefit from the synergies of the acquisition and which represent the lowest level at which goodwill is monitored for internal management purposes.

The recoverable amount of CGUs is determined based on higher of value-in-use and fair value less cost to sell. Key assumptions in the cash flow projections are prepared based on current economic conditions and comprises estimated long term growth rates, weighted average cost of capital and estimated operating margins (Refer to Note 2.3.1).

2. Notes to the Interim Condensed Consolidated Financial Statements

2.1 BUSINESS COMBINATIONS

Accounting policy

Business combinations have been accounted for using the acquisition method under the provisions of Ind AS 103, Business Combinations.

The purchase price in an acquisition is measured at the fair value of the assets transferred, equity instruments issued and liabilities incurred or assumed at the date of acquisition, which is the date on which control is transferred to the Group. The purchase price also includes the fair value of any contingent consideration. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair value on the date of acquisition. Contingent consideration is remeasured at fair value at each reporting date and changes in the fair value of the contingent consideration are recognized in the Consolidated Statement of Profit and Loss.

The interest of non-controlling shareholders is initially measured either at fair value or at the non-controlling interests’ proportionate share of the acquiree’s identifiable net assets. The choice of measurement basis is made on an acquisition-by-acquisition basis. Subsequent to acquisition, the carrying amount of non-controlling interests is the amount of those interests at initial recognition plus the non-controlling interests’ share of subsequent changes in equity of subsidiaries.

Business combinations between entities under common control is accounted for at carrying value of the assets acquired and liabilities assumed in the Group's consolidated financial statements.

The payments related to options issued by the Group over the non-controlling interests in its subsidiaries are accounted as financial liabilities and initially recognized at the estimated present value of gross obligations. Such options are subsequently measured at fair value in order to reflect the amount payable under the option at the date at which it becomes exercisable. In the event that the option expires unexercised, the liability is derecognized.

Transaction costs that the Group incurs in connection with a business combination such as finder’s fees, legal fees, due diligence fees, and other professional and consulting fees are expensed as incurred.

2.2 PROPERTY, PLANT AND EQUIPMENT

Accounting policy

Property, plant and equipment are stated at cost, less accumulated depreciation and impairment, if any. Costs directly attributable to acquisition are capitalized until the property, plant and equipment are ready for use, as intended by the Management. The charge in respect of periodic depreciation is derived at after determining an estimate of an asset’s expected useful life and the expected residual value at the end of its life. The Group depreciates property, plant and equipment over their estimated useful lives using the straight-line method. The estimated useful lives of assets are as follows:

Buildings (1)	22-25 years
Plant and machinery (1)(2)	5 years
Office equipment	5 years
Computer equipment (1)	3-5 years
Furniture and fixtures (1)	5 years
Vehicles(1)	5 years
Leasehold improvements	Lower of useful life of the asset or lease term

(1)	Based on technical evaluation, the Management believes that the useful lives as given above best represent the period over which the Management expects to use these assets. Hence, the useful lives for these assets is different from the useful lives as prescribed under Part C of Schedule II of the Companies Act 2013

(2)	Includes Solar plant with a useful life of 25 years

Depreciation methods, useful lives and residual values are reviewed periodically, including at each financial year end. The useful lives are based on historical experience with similar assets as well as anticipation of future events, which may impact their life, such as changes in technology.

Advances paid towards the acquisition of property, plant and equipment outstanding at each Balance Sheet date is classified as capital advances under other non-current assets and the cost of assets not ready to use before such date are disclosed under ‘Capital work-in-progress’. Subsequent expenditures relating to property, plant and equipment is capitalized only when it is probable that future economic benefits associated with these will flow to the Group and the cost of the item can be measured reliably. The cost and related accumulated depreciation are eliminated from the financial statements upon sale or retirement of the asset.

Impairment

Property, plant and equipment are evaluated for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. For the purpose of impairment testing, the recoverable amount (i.e. the higher of the fair value less cost to sell and the value-in-use) is determined on an individual asset basis unless the asset does not generate cash flows that are largely independent of those from other assets. In such cases, the recoverable amount is determined for the Cash Generating Unit (CGU) to which the asset belongs.

If such assets are considered to be impaired, the impairment to be recognized in the Consolidated Statement of Profit and Loss is measured by the amount by which the carrying value of the assets exceeds the estimated recoverable amount of the asset. An impairment loss is reversed in the Consolidated Statement of Profit and Loss if there has been a change in the estimates used to determine the recoverable amount. The carrying amount of the asset is increased to its revised recoverable amount, provided that this amount does not exceed the carrying amount that would have been determined (net of any accumulated depreciation) had no impairment loss been recognized for the asset in prior years.

The changes in the carrying value of property, plant and equipment for the three months ended September 30, 2023 are as follows:

(In crore)

Particulars	Land - Freehold	Buildings (1)	Plant and machinery	Office Equipment	Computer equipment	Furniture and fixtures	Leasehold Improvements	Vehicles	Total
Gross carrying value as at July 1, 2023	1,431	11,514	3,293	1,484	8,471	2,307	1,457	45	30,002
Additions	–	4	19	17	164	39	41	–	284
Deletions**	–	–	(5)	(14)	(134)	(13)	(4)	–	(170)
Translation difference	–	9	–	–	(5)	(2)	1	–	3
Gross carrying value as at September 30, 2023	1,431	11,527	3,307	1,487	8,496	2,331	1,495	45	30,119
Accumulated depreciation as at July 1, 2023	–	(4,631)	(2,472)	(1,208)	(5,922)	(1,716)	(1,073)	(41)	(17,063)
Depreciation	–	(116)	(66)	(32)	(349)	(65)	(55)	(1)	(684)
Accumulated depreciation on deletions**	–	–	5	13	134	12	4	–	168
Translation difference	–	(2)	(1)	(1)	5	1	–	–	2
Accumulated depreciation as at September 30, 2023	–	(4,749)	(2,534)	(1,228)	(6,132)	(1,768)	(1,124)	(42)	(17,577)
Carrying value as at July 1, 2023	1,431	6,883	821	276	2,549	591	384	4	12,939
Carrying value as at September 30, 2023	1,431	6,778	773	259	2,364	563	371	3	12,542

The changes in the carrying value of property, plant and equipment for the three months ended September 30, 2022 were as follows:

(In crore)

Particulars	Land - Freehold	Buildings (1)	Plant and machinery	Office Equipment	Computer equipment	Furniture and fixtures	Leasehold Improvements	Vehicles	Total
Gross carrying value as at July 1, 2022	1,431	11,343	3,253	1,433	8,790	2,313	1,287	44	29,894
Additions - Business Combination	–	–	–	–	3	–	–	–	3
Additions	–	11	28	13	335	51	23	1	462
Deletions*	–	–	(3)	(10)	(222)	(3)	–	(1)	(239)
Translation difference	–	(26)	(2)	(1)	(9)	(2)	(4)	–	(44)
Gross carrying value as at September 30, 2022	1,431	11,328	3,276	1,435	8,897	2,359	1,306	44	30,076
Accumulated depreciation as at July 1, 2022	–	(4,205)	(2,409)	(1,158)	(6,264)	(1,820)	(886)	(38)	(16,780)
Depreciation	–	(109)	(69)	(31)	(323)	(56)	(47)	(1)	(636)
Accumulated depreciation on deletions*	–	–	3	10	222	3	–	1	239
Translation difference	–	6	2	2	5	2	3	–	20
Accumulated depreciation as at September 30, 2022	–	(4,308)	(2,473)	(1,177)	(6,360)	(1,871)	(930)	(38)	(17,157)
Carrying value as at July 1, 2022	1,431	7,138	844	275	2,526	493	401	6	13,114
Carrying value as at September 30, 2022	1,431	7,020	803	258	2,537	488	376	6	12,919

The changes in the carrying value of property, plant and equipment for the six months ended September 30, 2023 are as follows:

(In crore)

Particulars	Land - Freehold	Buildings (1)	Plant and machinery	Office Equipment	Computer equipment	Furniture and fixtures	Leasehold Improvements	Vehicles	Total
Gross carrying value as at April 1, 2023	1,431	11,562	3,302	1,482	8,519	2,303	1,445	45	30,089
Additions	–	9	41	43	383	67	68	–	611
Deletions**	–	–	(32)	(36)	(400)	(37)	(11)	–	(516)
Translation difference	–	(44)	(4)	(2)	(6)	(2)	(7)	–	(65)
Gross carrying value as at September 30, 2023	1,431	11,527	3,307	1,487	8,496	2,331	1,495	45	30,119
Accumulated depreciation as at April 1, 2023	–	(4,535)	(2,437)	(1,198)	(5,826)	(1,675)	(1,032)	(40)	(16,743)
Depreciation	–	(225)	(132)	(65)	(711)	(130)	(108)	(2)	(1,373)
Accumulated depreciation on deletions**	–	–	32	35	399	36	9	–	511
Translation difference	–	11	3	–	6	1	7	–	28
Accumulated depreciation as at September 30, 2023	–	(4,749)	(2,534)	(1,228)	(6,132)	(1,768)	(1,124)	(42)	(17,577)
Carrying value as at April 1, 2023	1,431	7,027	865	284	2,693	628	413	5	13,346
Carrying value as at September 30, 2023	1,431	6,778	773	259	2,364	563	371	3	12,542

** During the three months and six months ended September 30, 2023, certain assets which were not in use having gross book value of 137 crore (net book value: Nil) and 457 crore (net book value: Nil), respectively were retired.

The changes in the carrying value of property, plant and equipment for the six months ended September 30, 2022 are as follows:

(In crore)

Particulars	Land - Freehold	Buildings (1)	Plant and machinery	Office Equipment	Computer equipment	Furniture and fixtures	Leasehold Improvements	Vehicles	Total
Gross carrying value as at April 1, 2022	1,431	11,224	3,210	1,427	8,527	2,278	1,234	44	29,375
Additions - Business Combination (Refer to Note 2.1)	–	–	–	5	6	1	2	–	14
Additions	–	143	75	35	668	102	86	1	1,110
Deletions*	–	–	(6)	(30)	(293)	(20)	(11)	(1)	(361)
Translation difference	–	(39)	(3)	(2)	(11)	(2)	(5)	–	(62)
Gross carrying value as at September 30, 2022	1,431	11,328	3,276	1,435	8,897	2,359	1,306	44	30,076
Accumulated depreciation as at April 1, 2022	–	(4,100)	(2,344)	(1,150)	(6,034)	(1,779)	(856)	(37)	(16,300)
Depreciation	–	(216)	(138)	(58)	(625)	(113)	(90)	(2)	(1,242)
Accumulated depreciation on deletions*	–	–	6	30	293	20	10	1	360
Translation difference	–	8	3	1	6	1	6	–	25
Accumulated depreciation as at September 30, 2022	–	(4,308)	(2,473)	(1,177)	(6,360)	(1,871)	(930)	(38)	(17,157)
Carrying value as at April 1, 2022	1,431	7,124	866	277	2,493	499	378	7	13,075
Carrying value as at September 30, 2022	1,431	7,020	803	258	2,537	488	376	6	12,919

*	During the three months and six months ended September 30, 2022, certain assets which were not in use having gross book value of 161 crore (net book value: Nil) and 229 crore (net book value: Nil), respectively were retired.

(1)	Buildings include 250/- being the value of five shares of 50/- each in Mittal Towers Premises Co-operative Society Limited.

The aggregate depreciation has been included under depreciation and amortization expense in the interim condensed Consolidated Statement of Profit and Loss.

Repairs and maintenance costs are recognized in the Consolidated Statement of Profit and Loss when incurred.

2.3 GOODWILL AND OTHER INTANGIBLE ASSETS

2.3.1 Goodwill

Accounting policy

Goodwill represents the purchase consideration in excess of the Group's interest in the net fair value of identifiable assets, liabilities and contingent liabilities of the acquired entity. When the net fair value of the identifiable assets, liabilities and contingent liabilities acquired exceeds purchase consideration, the fair value of net assets acquired is reassessed and the bargain purchase gain is recognized in capital reserve. Goodwill is measured at cost less accumulated impairment losses.

Impairment

Goodwill is tested for impairment on an annual basis and whenever there is an indication that the recoverable amount of a cash generating unit (CGU) is less than its carrying amount. For the impairment test, goodwill is allocated to the CGU or groups of CGUs which benefit from the synergies of the acquisition and which represents the lowest level at which goodwill is monitored for internal management purposes. A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or group of assets. Impairment occurs when the carrying amount of a CGU including the goodwill, exceeds the estimated recoverable amount of the CGU. The recoverable amount of a CGU is the higher of its fair value less cost to sell and its value-in-use. Value-in-use is the present value of future cash flows expected to be derived from the CGU. Key assumptions in the cash flow projections are prepared based on current economic conditions and includes estimated long term growth rates, weighted average cost of capital and estimated operating margins.

Following is a summary of changes in the carrying amount of goodwill:

(In crore)

Particulars	As at
	September 30, 2023	March 31, 2023
Carrying value at the beginning	7,248	6,195
Goodwill on acquisitions	–	630
Translation differences	(8)	423
Carrying value at the end	7,240	7,248

For the purpose of impairment testing, goodwill acquired in a business combination is allocated to the CGU or groups of CGUs, which benefit from the synergies of the acquisition.

2.3.2 Intangible Assets

Accounting policy

Intangible assets are stated at cost less accumulated amortization and impairment. Intangible assets are amortized over their respective individual estimated useful lives on a straight-line basis, from the date that they are available for use. The estimated useful life of an identifiable intangible asset is based on a number of factors including the effects of obsolescence, demand, competition, and other economic factors (such as the stability of the industry, and known technological advances) and the level of maintenance expenditures required to obtain the expected future cash flows from the asset. Amortization methods and useful lives are reviewed periodically including at each financial year end.

Research costs are expensed as incurred. Software product development costs are expensed as incurred unless technical and commercial feasibility of the project is demonstrated, future economic benefits are probable, the Group has an intention and ability to complete and use or sell the software and the costs can be measured reliably. The costs which can be capitalized include the cost of material, direct labor, overhead costs that are directly attributable to prepare the asset for its intended use.

Impairment

Intangible assets are evaluated for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. For the purpose of impairment testing, the recoverable amount (i.e. the higher of the fair value less cost to sell and the value-in-use) is determined on an individual asset basis unless the asset does not generate cash flows that are largely independent of those from other assets. In such cases, the recoverable amount is determined for the CGU to which the asset belongs.

If such assets are considered to be impaired, the impairment to be recognized in the Consolidated Statement of Profit and Loss is measured by the amount by which the carrying value of the assets exceeds the estimated recoverable amount of the asset. An impairment loss is reversed in the Consolidated Statement of Profit and Loss if there has been a change in the estimates used to determine the recoverable amount. The carrying amount of the asset is increased to its revised recoverable amount, provided that this amount does not exceed the carrying amount that would have been determined (net of any accumulated amortization) had no impairment loss been recognized for the asset in prior years.

2.4 INVESTMENTS

(In crore)

Particulars	As at
	September 30, 2023	March 31, 2023
Non-current Investments
Unquoted
Investments carried at fair value through other comprehensive income
Preference securities	78	193
Equity instruments	2	3
	80	196
Investments carried at fair value through profit or loss
Target maturity fund units	415	402
Others (1)	173	169
	588	571
Quoted
Investments carried at amortized cost
Government bonds	28	28
Tax free bonds	1,737	1,742
	1,765	1,770
Investments carried at fair value through other comprehensive income
Non convertible debentures	2,054	2,713
Equity instruments	148	–
Government securities	7,109	7,319
	9,311	10,032
Total non-current investments	11,744	12,569
Current Investments
Unquoted
Investments carried at fair value through profit or loss
Liquid mutual fund units	2,810	975
	2,810	975
Investments carried at fair value through other comprehensive income
Commercial Papers	2,448	742
Certificates of deposit	911	3,574
	3,359	4,316
Quoted
Investments carried at amortized cost
Tax free bonds	150	150
	150	150
Investments carried at fair value through other comprehensive income
Non convertible debentures	1,051	1,155
Government securities	209	313
	1,260	1,468
Total current investments	7,579	6,909
Total investments	19,323	19,478
Aggregate amount of quoted investments	12,486	13,420
Market value of quoted investments (including interest accrued), current	1,436	1,637
Market value of quoted investments (including interest accrued), non current	11,276	12,042
Aggregate amount of unquoted investments	6,837	6,058
Investments carried at amortized cost	1,915	1,920
Investments carried at fair value through other comprehensive income	14,010	16,012
Investments carried at fair value through profit or loss	3,398	1,546

(1)	Uncalled capital commitments outstanding as at September 30, 2023 and March 31, 2023 was 87 crore and 92 crore, respectively.

Refer to Note 2.10 for Accounting policies on Financial Instruments.

Method of fair valuation:

(In crore)

Class of investment	Method	Fair value as at
		September 30, 2023	March 31, 2023
Liquid mutual fund units - carried at fair value through profit or loss	Quoted price	2,810	975
Target maturity fund units - carried at fair value through profit or loss	Quoted price	415	402
Tax free bonds and government bonds - carried at amortized cost	Quoted price and market observable inputs	2,120	2,148
Non-convertible debentures - carried at fair value through other comprehensive income	Quoted price and market observable inputs	3,105	3,868
Government securities - carried at fair value through other comprehensive income	Quoted price and market observable inputs	7,318	7,632
Commercial Papers - carried at fair value through other comprehensive income	Market observable inputs	2,448	742
Certificates of deposit - carried at fair value through other comprehensive income	Market observable inputs	911	3,574
Quoted Equity securities - carried at fair value through other comprehensive income	Quoted price	148	–
Unquoted equity and preference securities - carried at fair value through other comprehensive income	Discounted cash flows method, Market multiples method, Option pricing model	80	196
Others - carried at fair value through profit or loss	Discounted cash flows method, Market multiples method, Option pricing model	173	169
Total		19,528	19,706

Note: Certain quoted investments are classified as Level 2 in the absence of active market for such investments.

2.5 LOANS

(In crore)

Particulars	As at
	September 30, 2023	March 31, 2023
Non Current
Loans considered good - Unsecured
Other loans
Loans to employees	38	39
	38	39
Loans credit impaired - Unsecured
Other loans
Loans to employees	2	2
Less: Allowance for credit impairment	(2)	(2)
	–	–
Total non-current loans	38	39
Current
Loans considered good - Unsecured
Other loans
Loans to employees	252	289
Total current loans	252	289
Total loans	290	328

2.6 OTHER FINANCIAL ASSETS

(In crore)

Particulars	As at
	September 30, 2023	March 31, 2023
Non Current
Security deposits (1)	47	47
Rental deposits (1)	239	240
Unbilled revenues (1)#	1,045	1,185
Net investment in sublease of right-of-use asset (1)	5	305
Restricted deposits (1)*	109	96
Others (1)	898	925
Total non-current other financial assets	2,343	2,798
Current
Security deposits (1)	11	10
Rental deposits (1)	36	32
Restricted deposits (1)*	2,532	2,348
Unbilled revenues (1)#	7,593	8,317
Interest accrued but not due (1)	460	488
Foreign currency forward and options contracts (2) (3)	171	101
Net investment in sublease of right of-use-asset (1)	6	53
Others (1)	841	255
Total current other financial assets	11,650	11,604
Total other financial assets	13,993	14,402
(1) Financial assets carried at amortized cost	13,822	14,301
(2) Financial assets carried at fair value through other comprehensive income	47	32
(3) Financial assets carried at fair value through profit or loss	124	69

*	Restricted deposits represent deposits with financial institutions to settle employee related obligations as and when they arise during the normal course of business.

#	Classified as financial asset as right to consideration is unconditional and is due only after a passage of time.

2.7 TRADE RECEIVABLES

(In crore)

Particulars	As at
	September 30, 2023	March 31, 2023
Current
Trade Receivable considered good - Unsecured	28,874	25,965
Less: Allowance for expected credit loss	613	541
Trade Receivable considered good - Unsecured	28,261	25,424
Trade Receivable - credit impaired - Unsecured	193	142
Less: Allowance for credit impairment	193	142
Trade Receivable - credit impaired - Unsecured	–	–
Total trade receivables	28,261	25,424

2.8 CASH AND CASH EQUIVALENTS

(In crore)

Particulars	As at
	September 30, 2023	March 31, 2023
Balances with banks
In current and deposit accounts	15,703	10,026
Cash on hand	–	–
Others
Deposits with financial institutions	10	2,147
Total cash and cash equivalents	15,713	12,173
Balances with banks in unpaid dividend accounts	33	37
Deposit with more than 12 months maturity	150	833

Cash and cash equivalents as at September 30, 2023 and March 31, 2023 include restricted cash and bank balances of 365 crore and 362 crore respectively. The restrictions are primarily on account of bank balances held by irrevocable trusts controlled by the company.

The deposits maintained by the Group with banks and financial institutions comprise of time deposits, which can be withdrawn by the Group at any point without prior notice or penalty on the principal.

2.9 OTHER ASSETS

(In crore)

Particulars	As at
	September 30, 2023	March 31, 2023
Non-current
Capital advances	140	159
Advances other than capital advances
Others
Withholding taxes and others	686	684
Unbilled revenues #	374	264
Defined benefit plan assets	36	36
Prepaid expenses	345	332
Deferred Contract Cost
Cost of obtaining a contract *	166	191
Cost of fulfillment	758	652
Other receivables	13	–
Total non-current other assets	2,518	2,318
Current
Advances other than capital advances
Payment to vendors for supply of goods	77	202
Others
Unbilled revenues #	6,461	6,972
Withholding taxes and others	2,890	3,268
Prepaid expenses	3,213	2,745
Deferred Contract Cost
Cost of obtaining a contract *	470	853
Cost of fulfillment	252	175
Other receivables	207	261
Total current other assets	13,570	14,476
Total other assets	16,088	16,794

#	Classified as non financial asset as the contractual right to consideration is dependent on completion of contractual milestones.

*	Includes technology assets taken over by the Group from a customer as a part of transformation project which is not considered as distinct goods or services and the control related to the assets is not transferred to the Group in accordance with Ind AS 115 - Revenue from contract with customers. Accordingly, the same has been considered as a reduction to the total contract value and accounted as Deferred contract cost. The Group has entered into financing arrangements with a third party for these assets. As at September 30, 2023, the financial liability pertaining to such arrangements amounts to 531 crore. (Refer to Note 2.13)

Withholding taxes and others primarily consist of input tax credits and Cenvat/VAT recoverable from Government of India.

2.10 FINANCIAL INSTRUMENTS

Accounting policy

2.10.1 Initial recognition

The Group recognizes financial assets and financial liabilities when it becomes a party to the contractual provisions of the instrument. All financial assets and liabilities are recognized at fair value on initial recognition, except for trade receivables which are initially measured at transaction price. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities, which are not at fair value through profit or loss, are added to the fair value on initial recognition. Regular way purchase and sale of financial assets are accounted for at trade date.

2.10.2 Subsequent measurement

a. Non-derivative financial instruments

(i) Financial assets carried at amortized cost

A financial asset is subsequently measured at amortized cost if it is held within a business model whose objective is to hold the asset in order to collect contractual cash flows and the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

(ii) Financial assets carried at fair value through other comprehensive income (FVOCI)

A financial asset is subsequently measured at fair value through other comprehensive income if it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets and the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. The Group has made an irrevocable election for its investments which are classified as equity instruments to present the subsequent changes in fair value in other comprehensive income based on its business model.

(iii) Financial assets carried at fair value through profit or loss

A financial asset which is not classified in any of the above categories is subsequently fair valued through profit or loss.

(iv) Financial liabilities

Financial liabilities are subsequently carried at amortized cost using the effective interest method, except for contingent consideration and financial liability under option arrangements recognized in a business combination which is subsequently measured at fair value through profit or loss.

b. Derivative financial instruments

The Group holds derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in exchange rates on foreign currency exposures. The counterparty for such contracts is generally a bank.

(i) Financial assets or financial liabilities, carried at fair value through profit or loss.

This category includes derivative financial assets or liabilities which are not designated as hedges.

Although the Group believes that these derivatives constitute hedges from an economic perspective, they may not qualify for hedge accounting under Ind AS 109, Financial Instruments. Any derivative that is either not designated as hedge, or is so designated but is ineffective as per Ind AS 109, is categorized as a financial asset or financial liability, at fair value through profit or loss.

Derivatives not designated as hedges are recognized initially at fair value and attributable transaction costs are recognized in net profit in the Consolidated Statement of Profit and Loss when incurred. Subsequent to initial recognition, these derivatives are measured at fair value through profit or loss and the resulting exchange gains or losses are included in other income. Assets/ liabilities in this category are presented as current assets/current liabilities if they are either held for trading or are expected to be realized within 12 months after the Balance Sheet date.

(ii) Cash flow hedge

The Group designates certain foreign exchange forward and options contracts as cash flow hedges to mitigate the risk of foreign exchange exposure on highly probable forecast cash transactions.

When a derivative is designated as a cash flow hedging instrument, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and accumulated in the cash flow hedging reserve. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in the net profit in the Consolidated Statement of Profit and Loss. If the hedging instrument no longer meets the criteria for hedge accounting, then hedge accounting is discontinued prospectively. If the hedging instrument expires or is sold, terminated or exercised, the cumulative gain or loss on the hedging instrument recognized in cash flow hedging reserve till the period the hedge was effective remains in cash flow hedging reserve until the forecasted transaction occurs. The cumulative gain or loss previously recognized in the cash flow hedging reserve is transferred to the net profit in the Consolidated Statement of Profit and Loss upon the occurrence of the related forecasted transaction. If the forecasted transaction is no longer expected to occur, then the amount accumulated in cash flow hedging reserve is reclassified to net profit in the Consolidated Statement of Profit and Loss.

2.10.3 Derecognition of financial instruments

The Group derecognizes a financial asset when the contractual rights to the cash flows from the financial asset expire or it transfers the financial asset and the transfer qualifies for derecognition under Ind AS 109. A financial liability (or a part of a financial liability) is derecognized from the Group's Balance Sheet when the obligation specified in the contract is discharged or cancelled or expires.

2.10.4 Fair value of financial instruments

In determining the fair value of its financial instruments, the Group uses a variety of methods and assumptions that are based on market conditions and risks existing at each reporting date. The methods used to determine fair value include discounted cash flow analysis, option pricing model, market multiples, available quoted market prices and dealer quotes. All methods of assessing fair value result in general approximation of value, and such value may never actually be realized.

Refer to table 'Financial instruments by category' below for the disclosure on carrying value and fair value of financial assets and liabilities. For financial assets and liabilities maturing within one year from the Balance Sheet date and which are not carried at fair value, the carrying amounts approximates fair value due to the short maturity of these instruments.

2.10.5 Impairment

The Group recognizes loss allowances using the expected credit loss (ECL) model for the financial assets and unbilled revenue which are not fair valued through profit or loss. Loss allowance for trade receivables and unbilled revenues with no significant financing component is measured at an amount equal to lifetime ECL. For all other financial assets, ECLs are measured at an amount equal to the 12-month ECL, unless there has been a significant increase in credit risk from initial recognition in which case those are measured at lifetime ECL.

The Group determines the allowance for credit losses based on historical loss experience adjusted to reflect current and estimated future economic conditions. The Group considers current and anticipated future economic conditions relating to industries the Group deals with and the countries where it operates.

The amount of ECL (or reversal) that is required to adjust the loss allowance at the reporting date to the amount that is required to be recorded is recognized as an impairment loss or gain in Consolidated Statement of Profit and Loss.

Financial instruments by category

The carrying value and fair value of financial instruments by categories as at September 30, 2023 are as follows:

(In crore)

Particulars		Financial assets/ liabilities at fair value through profit or loss		Financial assets/liabilities at fair value through OCI
	Amortized cost	Designated upon initial recognition	Mandatory	Equity instruments designated upon initial recognition	Mandatory	Total carrying value	Total fair value
Assets:
Cash and cash equivalents (Refer to Note 2.8)	15,713	–	–	–	–	15,713	15,713
Investments (Refer to Note 2.4)
Equity and preference securities	–	–	–	228	–	228	228
Tax free bonds and government bonds	1,915	–	–	–	–	1,915	2,120(1)
Liquid mutual fund units	–	–	2,810	–	–	2,810	2,810
Target maturity fund units	–	–	415	–	–	415	415
Non convertible debentures	–	–	–	–	3,105	3,105	3,105
Government securities	–	–	–	–	7,318	7,318	7,318
Commercial papers	–	–	–	–	2,448	2,448	2,448
Certificates of deposit	–	–	–	–	911	911	911
Other investments	–	–	173	–	–	173	173
Trade receivables (Refer to Note 2.7)	28,261	–	–	–	–	28,261	28,261
Loans (Refer to Note 2.5)	290	–	–	–	–	290	290
Other financials assets (Refer to Note 2.6)(3)	13,822	–	124	–	47	13,993	13,930(2)
Total	60,001	–	3,522	228	13,829	77,580	77,722
Liabilities:
Trade payables	3,203	–	–	–	–	3,203	3,203
Lease liabilities (Refer to Note 2.19)	8,546	–	–	–	–	8,546	8,546
Financial Liability under option arrangements (Refer to Note 2.12)	–	–	622	–	–	622	622
Other financial liabilities (Refer to Note 2.12)	16,292	–	116	–	3	16,411	16,411
Total	28,041	–	738	–	3	28,782	28,782

(1)	On account of fair value changes including interest accrued
(2)	Excludes interest accrued on tax free bonds and government bonds carried at amortized cost of 63 crore
(3)	Excludes unbilled revenue on contracts where the right to consideration is dependent on completion of contractual milestones

The carrying value and fair value of financial instruments by categories as at March 31, 2023 were as follows:

(In crore)

Particulars		Financial assets/ liabilities at fair value through profit or loss		Financial assets/liabilities at fair value through OCI
	Amortized cost	Designated upon initial recognition	Mandatory	Equity instruments designated upon initial recognition	Mandatory	Total carrying value	Total fair value
Assets:
Cash and cash equivalents (Refer to Note 2.8)	12,173	–	–	–	–	12,173	12,173
Investments (Refer to Note 2.4)
Equity and preference securities	–	–	–	196	–	196	196
Tax free bonds and government bonds	1,920	–	–	–	–	1,920	2,148 (1)
Liquid mutual fund units	–	–	975	–	–	975	975
Target maturity fund units	–	–	402	–	–	402	402
Non convertible debentures	–	–	–	–	3,868	3,868	3,868
Government securities	–	–	–	–	7,632	7,632	7,632
Commercial papers	–	–	–	–	742	742	742
Certificates of deposit	–	–	–	–	3,574	3,574	3,574
Other investments	–	–	169	–	–	169	169
Trade receivables (Refer to Note 2.7)	25,424	–	–	–	–	25,424	25,424
Loans (Refer to Note 2.5)	328	–	–	–	–	328	328
Other financials assets (Refer to Note 2.6)(3)	14,301	–	69	–	32	14,402	14,318 (2)
Total	54,146	–	1,615	196	15,848	71,805	71,949
Liabilities:
Trade payables	3,865	–	–	–	–	3,865	3,865
Lease liabilities (Refer to Note 2.19)	8,299	–	–	–	–	8,299	8,299
Financial Liability under option arrangements (Refer to Note 2.12)	–	–	600	–	–	600	600
Other financial liabilities (Refer to Note 2.12)	17,359	–	161	–	14	17,534	17,534
Total	29,523	–	761	–	14	30,298	30,298

(1) On account of fair value changes including interest accrued

(2) Excludes interest accrued on tax free bonds and government bonds carried at amortized cost of 84 crore

(3) Excludes unbilled revenue on contracts where the right to consideration is dependent on completion of contractual milestones

For trade receivables, trade payables, other assets and payables maturing within one year from the Balance Sheet date, the carrying amounts approximate the fair value due to the short maturity of these instruments.

Fair value hierarchy

Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

Level 3 - Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

The fair value hierarchy of assets and liabilities measured at fair value on a recurring basis as at September 30, 2023 is as follows:

(In crore)

Particulars	As at September 30, 2023	Fair value measurement at end of the reporting period using
		Level 1	Level 2	Level 3
Assets
Investments (Refer to note 2.4)
Investments in liquid mutual funds	2,810	2,810	–	–
Investments in target maturity fund units	415	415	–	–
Investments in tax free bonds	2,092	1,934	158	–
Investments in government bonds	28	28	–	–
Investments in non convertible debentures	3,105	2,858	247	–
Investment in government securities	7,318	7,245	73	–
Investments in equity instruments	150	148	–	2
Investments in preference securities	78	–	–	78
Investments in commercial papers	2,448	–	2,448	–
Investments in certificates of deposit	911	–	911	–
Other investments	173	–	–	173
Others
Derivative financial instruments - gain on outstanding foreign exchange forward and option contracts (Refer to Note 2.6)	171	–	171	–
Liabilities
Derivative financial instruments - loss on outstanding foreign exchange forward and option contracts (Refer to Note 2.12)	77	–	77	–
Financial liability under option arrangements (Refer to Note 2.12)(1)	622	–	–	622
Liability towards contingent consideration (Refer to Note 2.12)(1)	42	–	–	42

(1)	Discount rate ranges from 10% to 17%

During the six months ended September 30, 2023, non-convertible debentures , government securities and tax free bonds of 2,323 crore was transferred from Level 2 to Level 1 of fair value hierarchy, since these were valued based on quoted price. Further, government securities of 73 crore were transferred from Level 1 to Level 2 of fair value hierarchy, since these were valued based on market observable inputs.

The fair value hierarchy of assets and liabilities measured at fair value on a recurring basis as at March 31, 2023 was as follows:

(In crore)

Particulars	As at March 31, 2023	Fair value measurement at end of the reporting period using
		Level 1	Level 2	Level 3
Assets
Investments (Refer to note 2.4)
Investments in liquid mutual funds	975	975	–	–
Investments in target maturity fund units	402	402	–	–
Investments in tax free bonds	2,120	1,331	789	–
Investments in government bonds	28	28	–	–
Investments in non convertible debentures	3,868	1,793	2,075	–
Investment in government securities	7,632	7,549	83	–
Investments in equity instruments	3	–	–	3
Investments in preference securities	193	–	–	193
Investments in commercial papers	742	–	742	–
Investments in certificates of deposit	3,574	–	3,574	–
Other investments	169	–	–	169
Others
Derivative financial instruments - gain on outstanding foreign exchange forward and option contracts (Refer to Note 2.6)	101	–	101	–
Liabilities
Derivative financial instruments - loss on outstanding foreign exchange forward and option contracts (Refer to Note 2.12)	78	–	78	–
Financial liability under option arrangements (Refer to Note 2.12)(1)	600	–	–	600
Liability towards contingent consideration (Refer to Note 2.12)(1)	97	–	–	97

(1)	Discount rate ranges from 10% to 15%

During the year ended March 31, 2023, government securities and tax free bonds of 383 crore was transferred from Level 2 to Level 1 of fair value hierarchy, since these were valued based on quoted price. Further, non-convertible debentures of 1,611 crore were transferred from Level 1 to Level 2 of fair value hierarchy, since these were valued based on market observable inputs.

A one percentage point change in the unobservable inputs used in fair valuation of Level 3 assets and liabilities does not have a significant impact in its value.

Majority of investments of the Group are fair valued based on Level 1 or Level 2 inputs. These investments primarily include investment in liquid mutual fund units, target maturity fund units, tax free bonds, certificates of deposit, commercial papers, treasury bills, government securities, quoted bonds issued by government and quasi-government organizations and non-convertible debentures. The Group invests after considering counterparty risks based on multiple criteria including Tier I capital, Capital Adequacy Ratio, Credit Rating, Profitability, NPA levels and Deposit base of banks and financial institutions. These risks are monitored regularly as per Group's risk management program.

2.11 EQUITY

Accounting policy

Ordinary Shares

Ordinary shares are classified as equity share capital. Incremental costs directly attributable to the issuance of new ordinary shares, share options and buyback are recognized as a deduction from equity, net of any tax effects.

Treasury Shares

When any entity within the Group purchases the company's ordinary shares, the consideration paid including any directly attributable incremental cost is presented as a deduction from total equity, until they are cancelled, sold or reissued. When treasury shares are sold or reissued subsequently, the amount received is recognized as an increase in equity, and the resulting surplus or deficit on the transaction is transferred to / from securities premium.

Description of reserves

Capital Redemption Reserve

In accordance with section 69 of the Indian Companies Act, 2013, the Company creates capital redemption reserve equal to the nominal value of the shares bought back as an appropriation from general reserve / retained earnings.

Retained earnings

Retained earnings represent the amount of accumulated earnings of the Group.

Securities premium

The amount received in excess of the par value of equity shares has been classified as securities premium. Amounts have been utilized for bonus issue and share buyback from share premium account.

Share options outstanding account

The share options outstanding account is used to record the fair value of equity-settled share based payment transactions with employees. The amounts recorded in share options outstanding account are transferred to securities premium upon exercise of stock options and transferred to general reserve on account of stock options not exercised by employees.

Special Economic Zone Re-investment reserve

The Special Economic Zone Re-investment reserve has been created out of the profit of the eligible SEZ unit in terms of the provisions of Sec 10AA (1)(ii) of Income Tax Act, 1961. The reserve should be utilized by the Company for acquiring new plant and machinery for the purpose of its business in terms of the provisions of the Sec 10AA (2) of the Income Tax Act, 1961.

Other components of equity

Other components of equity include currency translation, remeasurement of net defined benefit liability / asset, equity instruments fair valued through other comprehensive income, changes on fair valuation of investments and changes in fair value of derivatives designated as cash flow hedges, net of taxes.

Currency translation reserve

The exchange differences arising from the translation of financial statements of foreign subsidiaries with functional currency other than Indian rupees is recognized in other comprehensive income and is presented within equity.

Cash flow hedge reserve

When a derivative is designated as a cash flow hedging instrument, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and accumulated in the cash flow hedging reserve. The cumulative gain or loss previously recognized in the cash flow hedging reserve is transferred to the interim condensed Consolidated Statement of Profit and Loss upon the occurrence of the related forecasted transaction.

EQUITY SHARE CAPITAL

(In crore, except as otherwise stated)

Particulars	As at
	September 30, 2023	March 31, 2023
Authorized
Equity shares, 5/- par value
4,80,00,00,000 (4,80,00,00,000) equity shares	2,400	2,400
Issued, Subscribed and Paid-Up
Equity shares, 5/- par value(1)	2,070	2,069
4,13,88,25,258 (4,13,63,87,925) equity shares fully paid-up(2)
	2,070	2,069

Note: Forfeited shares amounted to 1,500 (1,500)

(1)	Refer to Note 2.20 for details of basic and diluted shares
(2)	Net of treasury shares 1,15,58,862 (1,21,72,119)

The Company has only one class of shares referred to as equity shares having a par value of 5/-. Each holder of equity shares is entitled to one vote per share. The equity shares represented by American Depositary Shares (ADS) carry similar rights to voting and dividends as the other equity shares. Each ADS represents one underlying equity share.

In the event of liquidation of the Company, the holders of equity shares will be entitled to receive any of the remaining assets of the Company in proportion to the number of equity shares held by the shareholders, after distribution of all preferential amounts. However, no such preferential amounts exist currently, other than the amounts held by irrevocable controlled trusts. For irrevocable controlled trusts, the corpus would be settled in favor of the beneficiaries.

For details of shares reserved for issue under the employee stock option plan of the Company refer to the note below.

The reconciliation of the number of shares outstanding and the amount of share capital as at September 30, 2023 and March 31, 2023 are as follows:

(In crore, except as stated otherwise)

Particulars	As at September 30, 2023		As at March 31, 2023
	Number of shares	Amount	Number of shares	Amount
As at the beginning of the period	413,63,87,925	2,069	419,30,12,929	2,098
Add: Shares issued on exercise of employee stock options	24,37,333	1	38,01,344	1
Less: Shares bought back	–	–	6,04,26,348	30
As at the end of the period	413,88,25,258	2,070	413,63,87,925	2,069

Capital allocation policy

Effective fiscal 2020, the Company expects to return approximately 85% of the free cash flow cumulatively over a 5-year period through a combination of semi-annual dividends and/or share buyback and/or special dividends, subject to applicable laws and requisite approvals, if any. Free cash flow is defined as net cash provided by operating activities less capital expenditure as per the Consolidated Statement of Cash Flows prepared under IFRS. Dividend and buyback include applicable taxes.

The Company’s objective when managing capital is to safeguard its ability to continue as a going concern and to maintain an optimal capital structure so as to maximize shareholder value. In order to maintain or achieve an optimal capital structure, the Company may adjust the amount of dividend payment, return capital to shareholders, issue new shares or buy back issued shares. As of September 30, 2023, the Company has only one class of equity shares and has no debt. Consequent to the above capital structure there are no externally imposed capital requirements.

Dividend

The final dividend on shares is recorded as a liability on the date of approval by the shareholders and interim dividends are recorded as a liability on the date of declaration by the Company's Board of Directors. Income tax consequences of dividends on financial instruments classified as equity will be recognized according to where the entity originally recognized those past transactions or events that generated distributable profits.

The Company declares and pays dividends in Indian rupees. Companies are required to pay/distribute dividend after deducting applicable taxes. The remittance of dividends outside India is governed by Indian law on foreign exchange and is also subject to withholding tax at applicable rates.

The amount of per share dividend recognized as distribution to equity shareholders in accordance with Companies Act 2013 is as follows:

(in )

Particulars	Three months ended September 30,		Six months ended September 30,
	2023	2022	2023	2022
Final dividend for fiscal 2022	–	–	–	16.00
Final dividend for fiscal 2023	–	–	17.50	–

The Board of Directors in their meeting held on April 13, 2023 recommended a final dividend of 17.50/- per equity share for the financial year ended March 31, 2023. The same was approved by the shareholders at the Annual General Meeting (AGM) of the Company held on June 28, 2023 which resulted in a net cash outflow of 7,242 crore (excluding dividend paid on treasury shares).

The Board of Directors in their meeting held on October 12, 2023 declared an interim dividend of 18/- per equity share which would result in a net cash outflow of approximately 7,450 crore, excluding dividend paid on treasury shares.

Employee Stock Option Plan (ESOP):

Accounting policy

The Group recognizes compensation expense relating to share-based payments in net profit based on estimated fair values of the awards on the grant date. The estimated fair value of awards is recognized as an expense in the statement of profit and loss on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was in-substance, multiple awards with a corresponding increase to share options outstanding account.

Infosys Expanded Stock Ownership Program 2019 (the 2019 Plan)

On June 22, 2019 pursuant to approval by the shareholders in the Annual General Meeting, the Board has been authorized to introduce, offer, issue and provide share-based incentives to eligible employees of the Company and its subsidiaries under the 2019 Plan. The maximum number of shares under the 2019 Plan shall not exceed 5,00,00,000 equity shares. To implement the 2019 Plan, up to 4,50,00,000 equity shares may be issued by way of secondary acquisition of shares by Infosys Expanded Stock Ownership Trust. The Restricted Stock Units (RSUs) granted under the 2019 Plan shall vest based on the achievement of defined annual performance parameters as determined by the administrator (Nomination and Remuneration Committee). The performance parameters will be based on a combination of relative Total Shareholder Return (TSR) against selected industry peers and certain broader market domestic and global indices and operating performance metrics of the Company as decided by administrator. Each of the above performance parameters will be distinct for the purposes of calculation of quantity of shares to vest based on performance. These instruments will generally vest between a minimum of 1 to maximum of 3 years from the grant date.

2015 Stock Incentive Compensation Plan (the 2015 Plan) :

On March 31, 2016, pursuant to the approval by the shareholders through postal ballot, the Board was authorized to introduce, offer, issue and allot share-based incentives to eligible employees of the Company and its subsidiaries under the 2015 Stock Incentive Compensation Plan. The maximum number of shares under the 2015 Plan shall not exceed 2,40,38,883 equity shares (this includes 1,12,23,576 equity shares which are held by the trust towards the 2011 Plan as at March 31, 2016). These instruments will generally vest over a period of 4 years. The plan numbers mentioned above are further adjusted with the September 2018 bonus issue.

The equity settled and cash settled RSUs and stock options would vest generally over a period of 4 years and shall be exercisable within the period as approved by the Nomination and Remuneration Committee (NARC). The exercise price of the RSUs will be equal to the par value of the shares and the exercise price of the stock options would be the market price as on the date of grant.

Controlled trust holds 1,15,58,862 and 1,21,72,119 shares as at September 30, 2023 and March 31, 2023, respectively, under the 2015 Plan. Out of these shares, 200,000 equity shares each have been earmarked for welfare activities of the employees as at September 30, 2023 and March 31, 2023.

The following is the summary of grants made during the three months and six months ended September 30, 2023 and September 30, 2022:

(In crore)

Particulars	2019 Plan				2015 Plan
	Three months ended September 30,		Six months ended September 30,		Three months ended September 30,		Six months ended September 30,
	2023	2022	2023	2022	2023	2022	2023	2022
Equity Settled RSUs
Key Management Personnel (KMP)	–	–	78,281	176,893	–	185,358	333,596	287,325
Employees other than KMP	–	–	–	370,960	23,780	–	28,280	–
Total Grants	–	–	78,281	547,853	23,780	185,358	361,876	287,325

Notes on grants to KMP:

CEO & MD

Under the 2015 Plan:

The Board, on April 13, 2023, based on the recommendations of the Nomination and Remuneration Committee, approved the grant of performance-based RSUs (Annual performance equity grant) of fair value of 34.75 crore for fiscal 2024 under the 2015 Plan. These RSUs will vest in line with the employment agreement based on achievement of certain performance targets. Accordingly, 2,72,026 performance based RSU’s were granted effective May 2, 2023.

The Board, on April 13, 2023, based on the recommendations of the Nomination and Remuneration Committee, approved the performance-based grant of RSUs (Annual performance equity ESG grant) of fair value of 2 crore for fiscal 2024 under the 2015 Plan. These RSUs will vest in line with the employment agreement based on achievement of certain environment, social and governance milestones as determined by the Board. Accordingly, 15,656 performance based RSU’s were granted effective May 2, 2023.

The Board, on April 13, 2023, based on the recommendations of the Nomination and Remuneration Committee, approved the performance-based grant of RSUs (Annual performance Equity TSR grant) of fair value of 5 crore for fiscal 2024 under the 2015 Plan. These RSUs will vest in line with the employment agreement based on Company’s performance on cumulative relative TSR over the years and as determined by the Board. Accordingly, 39,140 performance based RSU’s were granted effective May 2, 2023.

Though the annual time based grants and annual performance equity TSR grant for the remaining employment term ending on March 31, 2027 have not been granted as of September 30, 2023, since the service commencement date precedes the grant date, the company has recorded employment stock compensation expense in accordance with Ind AS 102, Share based payment. The grant date for this purpose in accordance with Ind AS 102, Share based payment is July 1, 2022.

Under the 2019 Plan:

The Board, on April 13, 2023, based on the recommendations of the Nomination and Remuneration Committee, approved performance-based grant of RSUs amounting to 10 crore for fiscal 2024 under the 2019 Plan. These RSUs will vest based on achievement of certain performance targets. Accordingly, 78,281 performance based RSU’s were granted effective May 2, 2023.

Other KMP

Under the 2015 Plan:

During the six months ended September 30, 2023, based on recommendations of Nomination and Remuneration Committee, the Board approved 6,774 performance based RSUs to a KMP under the 2015 plan. The performance based RSUs will vest over three years based on certain performance targets.

The break-up of employee stock compensation expense is as follows:

(in crore)

Particulars	Three months ended September 30,		Six months ended September 30,
	2023	2022	2023	2022
Granted to:
KMP	17	24	37	41
Employees other than KMP	116	113	242	228
Total (1)	133	137	279	269
(1) Cash-settled stock compensation expense included in the above	5	1	7	(1)

The fair value of the awards are estimated using the Black-Scholes Model for time and non-market performance based options and Monte Carlo simulation model is used for TSR based options.

The inputs to the model include the share price at date of grant, exercise price, expected volatility, expected dividends, expected term and the risk free rate of interest. Expected volatility during the expected term of the options is based on historical volatility of the observed market prices of the Company's publicly traded equity shares during a period equivalent to the expected term of the options. Expected volatility of the comparative company have been modelled based on historical movements in the market prices of their publicly traded equity shares during a period equivalent to the expected term of the options. Correlation coefficient is calculated between each peer entity and the indices as a whole or between each entity in the peer group.

The fair value of each equity settled award is estimated on the date of grant using the following assumptions:

Particulars	For options granted in
	Fiscal 2024- Equity Shares-RSU	Fiscal 2024- ADS-RSU	Fiscal 2023- Equity Shares-RSU	Fiscal 2023- ADS-RSU
Weighted average share price () / ($ ADS)	1,278	16.80	1,525	18.08
Exercise price () / ($ ADS)	5.00	0.07	5.00	0.07
Expected volatility (%)	23-31	26-33	23-32	27-34
Expected life of the option (years)	1-4	1-4	1-4	1-4
Expected dividends (%)	2-3	2-3	2-3	2-3
Risk-free interest rate (%)	7	4-5	5-7	2-5
Weighted average fair value as on grant date () / ($ ADS)	1,114	15.51	1,210	13.69

The expected life of the RSU/ESOP is estimated based on the vesting term and contractual term of the RSU/ESOP, as well as expected exercise behavior of the employee who receives the RSU/ESOP.

2.12 OTHER FINANCIAL LIABILITIES

(In crore)

Particulars	As at
	September 30, 2023	March 31, 2023
Non-current
Others
Accrued compensation to employees (1)	10	5
Accrued expenses (1)	1,907	1,628
Compensated absences	82	83
Other Payables (1)(4)	163	342
Total non-current other financial liabilities	2,162	2,058
Current
Unpaid dividends (1)	33	37
Others
Accrued compensation to employees (1)	4,559	4,174
Accrued expenses (1)	7,647	7,802
Retention monies (1)	21	20
Payable for acquisition of business - Contingent consideration (2)	42	97
Payable by controlled trusts (1)	211	211
Compensated absences	2,613	2,399
Financial liability under option arrangements (2) #	622	600
Foreign currency forward and options contracts (2) (3)	77	78
Capital creditors (1)	206	674
Other payables (1)(4)	1,535	2,466
Total current other financial liabilities	17,566	18,558
Total other financial liabilities	19,728	20,616
(1) Financial liability carried at amortized cost	16,292	17,359
(2) Financial liability carried at fair value through profit or loss	738	761
(3) Financial liability carried at fair value through other comprehensive income	3	14

(4) Deferred contract cost (Refer to Note 2.9) includes technology assets taken over by the Group from a customer as a part of transformation project which is not considered as distinct goods or services and the control related to the assets is not transferred to the Group in accordance with Ind AS 115 - Revenue from contract with customers. Accordingly, the same has been considered as a reduction to the total contract value and accounted as Deferred contract cost. The Group has entered into financing arrangements with a third party for these assets. As at September 30, 2023, the financial liability pertaining to such arrangements amounts to 531 crore.

# Represents liability related to options issued by the Group over the non-controlling interests in its subsidiaries

Accrued expenses primarily relate to cost of technical sub-contractors, telecommunication charges, legal and professional charges, brand building expenses, overseas travel expenses, office maintenance and cost of third party software and hardware.

2.13 OTHER LIABILITIES

(In crore)

Particulars	As at
	September 30, 2023	March 31, 2023
Non-current
Others
Deferred income - government grants	64	43
Accrued defined benefit liability	396	445
Deferred income	5	6
Others	7	6
Total non-current other liabilities	472	500
Current
Unearned revenue	7,011	7,163
Others
Withholding taxes and others	3,247	3,632
Accrued defined benefit liability	6	4
Deferred income - government grants	12	29
Others	2	2
Total current other liabilities	10,278	10,830
Total other liabilities	10,750	11,330

2.14 PROVISIONS

Accounting policy

A provision is recognized if, as a result of a past event, the Group has a present legal or constructive obligation that is reasonably estimable, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability.

a. Post sales client support

The Group provides its clients with a fixed-period post sales support on its fixed-price, fixed-timeframe contracts. Costs associated with such support services are accrued at the time related revenues are recorded and included in Consolidated Statement of Profit and Loss. The Group estimates such costs based on historical experience and estimates are reviewed on a periodic basis for any material changes in assumptions and likelihood of occurrence.

b. Onerous contracts

Provisions for onerous contracts are recognized when the expected benefits to be derived by the Group from a contract are lower than the unavoidable costs of meeting the future obligations under the contract. Provisions for estimated losses, if any, on incomplete contracts are recorded in the period in which such losses become probable based on the estimated efforts or costs to complete the contract. The provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract. Before a provision is established the Group recognizes any impairment loss on the assets associated with that contract.

Provision for post-sales client support and other provisions:

(In crore)

Particulars	As at
	September 30, 2023	March 31, 2023
Current
Others
Post-sales client support and other provisions	1,702	1,307
Total provisions	1,702	1,307

Provision for post sales client support and other provisions majorly represents costs associated with providing sales support services which are accrued at the time of recognition of revenues and are expected to be utilized over a period of 1 year.

Provision for post sales client support and other provisions is included in cost of sales in the condensed consolidated statement of profit and loss.

2.15 INCOME TAXES

Accounting policy

Income tax expense comprises current and deferred income tax. Income tax expense is recognized in net profit in the Consolidated Statement of Profit and Loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity or other comprehensive income. Current income tax for current and prior periods is recognized at the amount expected to be paid to or recovered from the tax authorities, using the tax rates and tax laws that have been enacted or substantively enacted by the Balance Sheet date. Deferred income tax assets and liabilities are recognized for all temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements except when the deferred income tax arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and affects neither accounting nor taxable profit or loss at the time of the transaction. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Deferred income tax assets and liabilities are measured using tax rates and tax laws that have been enacted or substantively enacted by the Balance Sheet date and are expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of changes in tax rates on deferred income tax assets and liabilities is recognized as income or expense in the period that includes the enactment or the substantive enactment date. A deferred income tax asset is recognized to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences and tax losses can be utilized. Deferred income taxes are not provided on the undistributed earnings of subsidiaries and branches where it is expected that the earnings of the subsidiary or branch will not be distributed in the foreseeable future.

The Group offsets current tax assets and current tax liabilities; deferred tax assets and deferred tax liabilities, where it has a legally enforceable right to set off the recognized amounts and where it intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously. The income tax provision for the interim period is made based on the best estimate of the annual average tax rate expected to be applicable for the full financial year. Tax benefits of deductions earned on exercise of employee share options in excess of compensation charged to income are credited to equity.

Income tax expense in the Consolidated Statement of Profit and Loss comprises:

(In crore)

Particulars	Three months ended September 30,		Six months ended September 30,
	2023	2022	2023	2022
Current taxes	2,491	2,482	4,798	4,832
Deferred taxes	62	(117)	172	(295)
Income tax expense	2,553	2,365	4,970	4,537

Income tax expense for the three months ended September 30, 2023 and September 30, 2022 includes reversals (net of provisions) of 58 crore and provisions (net of reversals) of 5 crore, respectively. Income tax expense for the six months ended September 30, 2023 and September 30, 2022 includes reversals (net of provisions) of 73 crore and provisions (net of reversals) of 40 crore, respectively. These provisions and reversals pertaining to prior periods are primarily on account of adjudication of certain disputed matters, upon filing of tax return and completion of assessments, across various jurisdictions.

Deferred income tax for the three months and six months ended September 30, 2023 and September 30, 2022 substantially relates to origination and reversal of temporary differences.

The Company’s Advanced Pricing Arrangement (APA) with the Internal Revenue Service (IRS) for US branch income tax expired in March 2021. The Company has applied for renewal of APA and currently the US taxable income is based on the Company’s best estimate determined based on the expected value method.

2.16 REVENUE FROM OPERATIONS

Accounting policy

The Group derives revenues primarily from IT services comprising software development and related services, cloud and infrastructure services, maintenance, consulting and package implementation, licensing of software products and platforms across the Group’s core and digital offerings (together called as “software related services”) and business process management services. Contracts with customers are either on a time-and-material, unit of work, fixed-price or on a fixed-timeframe basis.

Revenues from customer contracts are considered for recognition and measurement when the contract has been approved in writing by the parties, to the contract, the parties to contract are committed to perform their respective obligations under the contract, and the contract is legally enforceable. Revenue is recognized upon transfer of control of promised products or services (“performance obligations”) to customers in an amount that reflects the consideration the Group has received or expects to receive in exchange for these products or services (“transaction price”). When there is uncertainty as to collectability, revenue recognition is postponed until such uncertainty is resolved.

The Group assesses the services promised in a contract and identifies distinct performance obligations in the contract. The Group allocates the transaction price to each distinct performance obligation based on the relative standalone selling price. The price that is regularly charged for an item when sold separately is the best evidence of its standalone selling price. In the absence of such evidence, the primary method used to estimate standalone selling price is the expected cost plus a margin, under which the Group estimates the cost of satisfying the performance obligation and then adds an appropriate margin based on similar services.

The Group’s contracts may include variable consideration including rebates, volume discounts and penalties. The Group includes variable consideration as part of transaction price when there is a basis to reasonably estimate the amount of the variable consideration and when it is probable that a significant reversal of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is resolved.

Revenue on time-and-material and unit of work based contracts, are recognized as the related services are performed. Fixed price maintenance revenue is recognized ratably either on a straight-line basis when services are performed through an indefinite number of repetitive acts over a specified period or ratably using a percentage of completion method when the pattern of benefits from the services rendered to the customer and the Group’s costs to fulfil the contract is not even through the period of contract because the services are generally discrete in nature and not repetitive. Revenue from other fixed-price, fixed-timeframe contracts, where the performance obligations are satisfied over time is recognized using the percentage-of-completion method. Efforts or costs expended are used to determine progress towards completion as there is a direct relationship between input and productivity. Progress towards completion is measured as the ratio of costs or efforts incurred to date (representing work performed) to the estimated total costs or efforts. Estimates of transaction price and total costs or efforts are continuously monitored over the term of the contracts and are recognized in net profit in the period when these estimates change or when the estimates are revised. Revenues and the estimated total costs or efforts are subject to revision as the contract progresses. Provisions for estimated losses, if any, on incomplete contracts are recorded in the period in which such losses become probable based on the estimated efforts or costs to complete the contract.

The billing schedules agreed with customers include periodic performance based billing and / or milestone based progress billings. Revenues in excess of billing are classified as unbilled revenue while billing in excess of revenues are classified as contract liabilities (which we refer to as unearned revenues).

In arrangements for software development and related services and maintenance services, by applying the revenue recognition criteria for each distinct performance obligation, the arrangements with customers generally meet the criteria for considering software development and related services as distinct performance obligations. For allocating the transaction price, the Group measures the revenue in respect of each performance obligation of a contract at its relative standalone selling price. The price that is regularly charged for an item when sold separately is the best evidence of its standalone selling price. In cases where the Group is unable to determine the standalone selling price, the Group uses the expected cost plus margin approach in estimating the standalone selling price. For software development and related services, the performance obligations are satisfied as and when the services are rendered since the customer generally obtains control of the work as it progresses.

Certain cloud and infrastructure services contracts include multiple elements which may be subject to other specific accounting guidance, such as leasing guidance. These contracts are accounted in accordance with such specific accounting guidance. In such arrangements where the Group is able to determine that hardware and services are distinct performance obligations, it allocates the consideration to these performance obligations on a relative standalone selling price basis. In the absence of standalone selling price, the Group uses the expected cost-plus margin approach in estimating the standalone selling price. When such arrangements are considered as a single performance obligation, revenue is recognized over the period and measure of progress is determined based on promise in the contract.

Revenue from licenses where the customer obtains a “right to use” the licenses is recognized at the time the license are made available to the customer. Revenue from licenses where the customer obtains a “right to access” is recognized over the access period.

Arrangements to deliver software products generally have three elements: license, implementation and Annual Technical Services (ATS). When implementation services are provided in conjunction with the licensing arrangement and the license and implementation have been identified as two distinct separate performance obligations, the transaction price for such contracts are allocated to each performance obligation of the contract based on their relative standalone selling prices. In the absence of standalone selling price for implementation, the Group uses the expected cost plus margin approach in estimating the standalone selling price. Where the license is required to be substantially customized as part of the implementation service the entire arrangement fee for license and implementation is considered to be a single performance obligation and the revenue is recognized using the percentage-of-completion method as the implementation is performed. Revenue from client training, support and other services arising due to the sale of software products is recognized as the performance obligations are satisfied. ATS revenue is recognized ratably on a straight line basis over the period in which the services are rendered.

Contracts with customers includes subcontractor services or third-party vendor equipment or software in certain integrated services arrangements. In these types of arrangements, revenue from sales of third-party vendor products or services is recorded net of costs when the Group is acting as an agent between the customer and the vendor, and gross when the Group is the principal for the transaction. In doing so, the group first evaluates whether it controls the good or service before it is transferred to the customer. The Group considers whether it has the primary obligation to fulfil the contract, inventory risk, pricing discretion and other factors to determine whether it controls the goods or service and therefore is acting as a principal or an agent.

The incremental costs of obtaining a contract (i.e., costs that would not have been incurred if the contract had not been obtained) are recognized as an asset if the Group expects to recover them.

Certain eligible, nonrecurring costs (e.g. set-up or transition or transformation costs) that do not represent a separate performance obligation are recognized as an asset when such costs (a) relate directly to the contract; (b) generate or enhance resources of the Group that will be used in satisfying the performance obligation in the future; and (c) are expected to be recovered.

Capitalized contract costs relating to upfront payments to customers are amortized to revenue and other capitalized costs are amortized to expenses over the respective contract life on a systematic basis consistent with the transfer of goods or services to customer to which the asset relates. Capitalized costs are monitored regularly for impairment. Impairment losses are recorded when present value of projected remaining operating cash flows is not sufficient to recover the carrying amount of the capitalized costs.

The Group presents revenues net of indirect taxes in its Consolidated Statement of Profit and Loss.

Revenue from operation for the three months and six months ended September 30, 2023 and September 30, 2022 are as follows:

(In crore)

Particulars	Three months ended September 30,		Six months ended September 30,
	2023	2022	2023	2022
Revenue from software services	36,720	34,227	72,455	66,505
Revenue from products and platforms	2,274	2,311	4,472	4,503
Total revenue from operations	38,994	36,538	76,927	71,008

Products & platforms

The Group also derives revenues from the sale of products and platforms including Finacle – core banking solution, Edge Suite of products, Panaya platform, Infosys Equinox, Infosys Helix, Infosys Applied AI, Infosys Cortex, Stater digital platform and Infosys McCamish – insurance platform.

Disaggregated revenue information

Revenue disaggregation by business segments has been included in segment information (Refer to Note 2.23). The table below presents disaggregated revenues from contracts with customers by geography and contract type. The Group believes that this disaggregation best depicts how the nature, amount, timing and uncertainty of revenues and cash flows are affected by industry, market and other economic factors.

For the three months and six months ended September 30, 2023 and September 30, 2022:

(In crore)

Particulars	Three months ended September 30,		Six months ended September 30,
	2023	2022	2023	2022
Revenues by Geography*
North America	23,810	22,824	46,894	44,125
Europe	10,325	9,045	20,473	17,692
India	1,108	1,072	2,128	1,953
Rest of the world	3,751	3,597	7,432	7,238
Total	38,994	36,538	76,927	71,008

*	Geographical revenues is based on the domicile of customer.

The percentage of revenue from fixed-price contracts for the quarter ended September 30, 2023 and September 30, 2022 is 53% and 52%, respectively. The percentage of revenue from fixed-price contracts for each of the six months ended September 30, 2023 and September 30, 2022 is 52%.

Trade Receivables and Contract Balances

The timing of revenue recognition, billings and cash collections results in receivables, unbilled revenue, and unearned revenue on the Group’s Consolidated Balance Sheet. Amounts are billed as work progresses in accordance with agreed-upon contractual terms, either at periodic intervals (e.g., monthly or quarterly) or upon achievement of contractual milestones.

The Group’s receivables are rights to consideration that are unconditional. Unbilled revenues comprising revenues in excess of billings from time and material contracts and fixed price maintenance contracts are classified as financial asset when the right to consideration is unconditional and is due only after a passage of time.

Invoicing to the clients for other fixed price contracts is based on milestones as defined in the contract and therefore the timing of revenue recognition is different from the timing of invoicing to the customers. Therefore unbilled revenues for other fixed price contracts (contract asset) are classified as non-financial asset because the right to consideration is dependent on completion of contractual milestones.

Invoicing in excess of earnings are classified as unearned revenue.

Trade receivables and unbilled revenues are presented net of impairment in the consolidated Balance Sheet.

2.17 OTHER INCOME, NET

Accounting policy

Other income is comprised primarily of interest income, dividend income, gain/loss on investment and exchange gain/loss on forward and options contracts and on translation of foreign currency assets and liabilities. Interest income is recognized using the effective interest method. Dividend income is recognized when the right to receive payment is established.

Foreign currency

Accounting policy

Functional currency

The functional currency of Infosys, Infosys BPM, EdgeVerve, Skava, Infosys Green Forum, Danske IT and controlled trusts is the Indian rupee. The functional currencies for foreign subsidiaries are their respective local currencies. These financial statements are presented in Indian rupees (rounded off to crore; one crore equals ten million).

Transactions and translations

Foreign-currency denominated monetary assets and liabilities are translated into the relevant functional currency at exchange rates in effect at the Balance Sheet date. The gains or losses resulting from such translations are recognized in the Consolidated Statement of Profit and Loss and reported within exchange gains/ (losses) on translation of assets and liabilities, net, except when deferred in Other Comprehensive Income as qualifying cash flow hedges. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at fair value are translated at the exchange rate prevalent at the date when the fair value was determined. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at historical cost are translated at the exchange rate prevalent at the date of transaction. The related revenue and expense are recognized using the same exchange rate.

Transaction gains or losses realized upon settlement of foreign currency transactions are included in determining net profit for the period in which the transaction is settled. Revenue, expense and cash-flow items denominated in foreign currencies are translated into the relevant functional currencies using the exchange rate in effect on the date of the transaction.

The translation of financial statements of the foreign subsidiaries to the presentation currency is performed for assets and liabilities using the exchange rate in effect at the Balance Sheet date and for revenue, expense and cash-flow items using the average exchange rate for the respective periods. The gains or losses resulting from such translation are included in currency translation reserves under other components of equity. When a subsidiary is disposed off, in full, the relevant amount is transferred to net profit in the Consolidated Statement of Profit and Loss. However when a change in the parent's ownership does not result in loss of control of a subsidiary, such changes are recorded through equity.

Other Comprehensive Income, net of taxes includes translation differences on non-monetary financial assets measured at fair value at the reporting date, such as equities classified as financial instruments and measured at fair value through other comprehensive income (FVOCI).

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the exchange rate in effect at the Balance Sheet date.

Government grant

The Group recognizes government grants only when there is reasonable assurance that the conditions attached to them shall be complied with, and the grants will be received. Government grants related to assets are treated as deferred income and are recognized in net profit in the Consolidated Statement of Profit and Loss on a systematic and rational basis over the useful life of the asset. Government grants related to revenue are recognized on a systematic basis in net profit in the Consolidated Statement of Profit and Loss over the periods necessary to match them with the related costs which they are intended to compensate.

Other income for the three months and six months ended September 30, 2023 and September 30, 2022 is as follows:

(In crore)

Particulars	Three months ended September 30,		Six months ended September 30,
	2023	2022	2023	2022
Interest income on financial assets carried at amortized cost
Tax free bonds and Government bonds	34	38	68	75
Deposit with Bank and others	241	182	481	389
Interest income on financial assets carried at fair value through other comprehensive income
Non-convertible debentures, commercial papers, certificates of deposit and government securities	214	243	457	483
Income on investments carried at fair value through profit or loss
Gain / (loss) on liquid mutual funds and other investments	48	33	100	41
Income on investments carried at fair value through other comprehensive income	–	–	–	1
Exchange gains / (losses) on forward and options contracts	(71)	(136)	63	(426)
Exchange gains / (losses) on translation of other assets and liabilities	118	183	(19)	600
Miscellaneous income, net	48	41	43	97
Total other income	632	584	1,193	1,260

2.18 EXPENSES

Accounting policy

Gratuity and Pensions

The Group provides for gratuity, a defined benefit retirement plan ('the Gratuity Plan') covering eligible employees majorly of Infosys and its Indian subsidiaries. The Gratuity Plan provides a lump-sum payment to vested employees at retirement, death, incapacitation or termination of employment, of an amount based on the respective employee's salary and the tenure of employment with the Group. The Company contributes Gratuity liabilities to the Infosys Limited Employees' Gratuity Fund Trust (the Trust). In case of Infosys BPM and EdgeVerve, contributions are made to the Infosys BPM Employees' Gratuity Fund Trust and EdgeVerve Systems Limited Employees' Gratuity Fund Trust, respectively. Trustees administer contributions made to the Trusts and contributions are invested in a scheme with the Life Insurance Corporation of India as permitted by Indian law.

The Group operates defined benefit pension plan in certain overseas jurisdictions, in accordance with the local laws. These plans are managed by third party fund managers. The plans provide for periodic payouts after retirement and/or for a lumpsum payment as set out in rules of each fund and includes death and disability benefits. The defined benefit plans require contributions which are based on a percentage of salary that varies depending on the age of the respective employees.

Liabilities with regard to these defined benefit plans are determined by actuarial valuation, performed by an independent actuary, at each Balance Sheet date using the projected unit credit method. These defined benefit plans expose the Group to actuarial risks, such as longevity risk, interest rate risk and market risk.

The Group recognizes the net obligation of a defined benefit plan in its Balance Sheet as an asset or liability. Gains and losses through re-measurements of the net defined benefit liability / (asset) are recognized in other comprehensive income and are not reclassified to profit or loss in subsequent periods. The actual return of the portfolio of plan assets, in excess of the yields computed by applying the discount rate used to measure the defined benefit obligation is recognized in other comprehensive income. The effect of any plan amendments is recognized in net profit in the Consolidated Statement of Profit and Loss.

Provident fund

Eligible employees of Infosys receive benefits from a provident fund, which is a defined benefit plan. Both the eligible employee and the Company make monthly contributions to the provident fund plan equal to a specified percentage of the covered employee's salary. The Company contributes a portion to the Infosys Limited Employees' Provident Fund Trust. The trust invests in specific designated instruments as permitted by Indian law. The remaining portion is contributed to the government administered pension fund. The rate at which the annual interest is payable to the beneficiaries by the trust is being administered by the Government of India. The Company has an obligation to make good the shortfall, if any, between the return from the investments of the trust and the notified interest rate.

In respect of Indian subsidiaries, eligible employees receive benefits from a provident fund, which is a defined contribution plan. Both the eligible employee and the respective companies make monthly contributions to this provident fund plan equal to a specified percentage of the covered employee's salary. Amounts collected under the provident fund plan are deposited in a government administered provident fund. The Companies have no further obligation to the plan beyond its monthly contributions.

Superannuation

Certain employees of Infosys, Infosys BPM and EdgeVerve are participants in a defined contribution plan. The Group has no further obligations to the plan beyond its monthly contributions which are periodically contributed to a trust fund, the corpus of which is invested with the Life Insurance Corporation of India.

Compensated absences

The Group has a policy on compensated absences which are both accumulating and non-accumulating in nature. The expected cost of accumulating compensated absences is determined by actuarial valuation performed by an independent actuary at each Balance Sheet date using projected unit credit method on the additional amount expected to be paid/availed as a result of the unused entitlement that has accumulated at the Balance Sheet date. Expense on non-accumulating compensated absences is recognized in the period in which the absences occur.

(In crore)

Particulars	Three months ended September 30,		Six months ended September 30,
	2023	2022	2023	2022
Employee benefit expenses
Salaries including bonus	20,006	18,657	39,990	36,247
Contribution to provident and other funds	553	540	1,114	1,036
Share based payments to employees (Refer to Note 2.11)	133	137	279	269
Staff welfare	104	104	194	224
	20,796	19,438	41,577	37,776
Cost of software packages and others
For own use	531	480	1,020	924
Third party items bought for service delivery to clients	2,856	2,032	5,086	4,008
	3,387	2,512	6,106	4,932
Other expenses
Repairs and maintenance	325	278	649	564
Power and fuel	51	44	101	83
Brand and marketing	236	188	502	412
Short-term leases	27	22	48	41
Rates and taxes	68	72	161	146
Consumables	39	37	82	79
Insurance	55	46	108	87
Provision for post-sales client support and others	118	57	168	69
Commission to non-whole time directors	4	3	7	7
Impairment loss recognized / (reversed) under expected credit loss model	115	47	206	91
Contributions towards Corporate Social Responsibility	143	114	214	174
Others	111	93	300	186
	1,292	1,001	2,546	1,939

2.19 Leases

Accounting Policy

The Group as a lessee

The Group’s lease asset classes consist of leases for land, buildings and computers. The Group assesses whether a contract contains a lease, at inception of a contract. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, the group assesses whether: (1) the contract involves the use of an identified asset (2) the Group has substantially all of the economic benefits from use of the asset through the period of the lease and (3) the Group has the right to direct the use of the asset.

At the date of commencement of the lease, the Group recognizes a right-of-use asset (“ROU”) and a corresponding lease liability for all lease arrangements in which it is a lessee, except for leases with a term of twelve months or less (short-term leases) and low value leases. For these short-term and low value leases, the Group recognizes the lease payments as an operating expense on a straight-line basis over the term of the lease.

As a lessee, the Group determines the lease term as the non-cancellable period of a lease adjusted with any option to extend or terminate the lease, if the use of such option is reasonably certain. The Group makes an assessment on the expected lease term on a lease-by-lease basis and thereby assesses whether it is reasonably certain that any options to extend or terminate the contract will be exercised. In evaluating the lease term, the Group considers factors such as any significant leasehold improvements undertaken over the lease term, costs relating to the termination of the lease and the importance of the underlying asset to Group’s operations taking into account the location of the underlying asset and the availability of suitable alternatives. The lease term in future periods is reassessed to ensure that the lease term reflects the current economic circumstances.

Certain lease arrangements includes the options to extend or terminate the lease before the end of the lease term. ROU assets and lease liabilities includes these options when it is reasonably certain that they will be exercised.

The right-of-use assets are initially recognized at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or prior to the commencement date of the lease plus any initial direct costs less any lease incentives. They are subsequently measured at cost less accumulated depreciation and impairment losses.

Right-of-use assets are depreciated from the commencement date on a straight-line basis over the shorter of the lease term and useful life of the underlying asset.

Right-of-use assets are evaluated for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. For the purpose of impairment testing, the recoverable amount (i.e. the higher of the fair value less cost to sell and the value-in-use) is determined on an individual asset basis unless the asset does not generate cash flows that are largely independent of those from other assets. In such cases, the recoverable amount is determined for the Cash Generating Unit (CGU) to which the asset belongs.

The lease liability is initially measured at amortized cost at the present value of the future lease payments. The lease payments are discounted using the interest rate implicit in the lease or, if not readily determinable, using the incremental borrowing rates in the country of domicile of these leases. Lease liabilities are remeasured with a corresponding adjustment to the related right-of-use asset if the Group changes its assessment if whether it will exercise an extension or a termination option.

Lease liability and ROU asset have been separately presented in the Balance Sheet and lease payments have been classified as financing cash flows.

The Group as a lessor

Leases for which the Group is a lessor is classified as a finance or operating lease. Whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee, the contract is classified as a finance lease. All other leases are classified as operating leases.

When the Group is an intermediate lessor, it accounts for its interests in the head lease and the sublease separately. The sublease is classified as a finance or operating lease by reference to the right-of-use asset arising from the head lease.

For operating leases, rental income is recognized on a straight line basis over the term of the relevant lease.

Following are the changes in the carrying value of right-of-use assets for the three months ended September 30, 2023:

(In crore)

Particulars	Category of ROU asset
	Land	Buildings	Vehicles	Computers	Total
Balance as of July 1, 2023	617	3,947	15	2,470	7,049
Additions*	–	82	3	418	503
Deletions	–	(32)	–	(174)	(206)
Depreciation	(1)	(179)	(3)	(202)	(385)
Translation difference	–	(7)	–	(4)	(11)
Balance as of September 30, 2023	616	3,811	15	2,508	6,950

*	Net of adjustments on account of modifications

Following are the changes in the carrying value of right-of-use assets for the three months ended September 30, 2022:

(In crore)

Particulars	Category of ROU asset
	Land	Buildings	Vehicles	Computers	Total
Balance as of July 1, 2022	626	3,957	14	686	5,283
Additions*	–	67	3	642	712
Deletions	–	(1)	–	(77)	(78)
Depreciation	(2)	(168)	(2)	(99)	(271)
Translation difference	(2)	(12)	(1)	(6)	(21)
Balance as of September 30, 2022	622	3,843	14	1,146	5,625

*	Net of adjustments on account of modifications and lease incentives

Following are the changes in the carrying value of right-of-use assets for the six months ended September 30, 2023:

(In crore)

Particulars	Category of ROU asset				Total
	Land	Buildings	Vehicles	Computers
Balance as of April 1, 2023	623	3,896	15	2,348	6,882
Additions*	–	326	5	975	1,306
Deletions	–	(40)	–	(407)	(447)
Depreciation	(3)	(363)	(5)	(394)	(765)
Translation difference	(4)	(8)	–	(14)	(26)
Balance as of September 30, 2023	616	3,811	15	2,508	6,950

* Net of adjustments on account of modifications and lease incentives

Following are the changes in the carrying value of right-of-use assets for the six months ended September 30, 2022:

(In crore)

Particulars	Category of ROU asset				Total
	Land	Buildings	Vehicles	Computers
Balance as of April 1, 2022	628	3,711	16	468	4,823
Additions*	–	486	4	994	1,484
Deletions	–	(2)	–	(153)	(155)
Depreciation	(3)	(330)	(5)	(158)	(496)
Translation difference	(3)	(22)	(1)	(5)	(31)
Balance as of September 30, 2022	622	3,843	14	1,146	5,625

* Net of adjustments on account of modifications and lease incentives

The aggregate depreciation expense on ROU assets is included under depreciation and amortization expense in the interim condensed Consolidated Statement of Profit and Loss.

The following is the break-up of current and non-current lease liabilities as at September 30, 2023 and March 31, 2023:

(In crore)

Particulars	As at
	September 30, 2023	March 31, 2023
Current lease liabilities	1,920	1,242
Non-current lease liabilities	6,626	7,057
Total	8,546	8,299

2.20 BASIC AND DILUTED SHARES USED IN COMPUTING EARNINGS PER EQUITY SHARE

Accounting policy

Basic earnings per equity share is computed by dividing the net profit attributable to the equity holders of the Group by the weighted average number of equity shares outstanding during the period. Diluted earnings per equity share is computed by dividing the net profit attributable to the equity holders of the Group by the weighted average number of equity shares considered for deriving basic earnings per equity share and also the weighted average number of equity shares that could have been issued upon conversion of all dilutive potential equity shares. The dilutive potential equity shares are adjusted for the proceeds receivable had the equity shares been actually issued at fair value (i.e. the average market value of the outstanding equity shares). Dilutive potential equity shares are deemed converted as at the beginning of the period, unless issued at a later date. Dilutive potential equity shares are determined independently for each period presented.

The number of equity shares and potentially dilutive equity shares are adjusted retrospectively for all periods presented for any share splits and bonus shares issues including for changes effected prior to the approval of the financial statements by the Board of Directors.

2.21 CONTINGENT LIABILITIES AND COMMITMENTS

Accounting policy

Contingent liability is a possible obligation arising from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the entity or a present obligation that arises from past events but is not recognized because it is not probable that an outflow of resources embodying economic benefits will be required to settle the obligation or the amount of the obligation cannot be measured with sufficient reliability.

(In crore)

Particulars	As at
	September 30, 2023	March 31, 2023
Contingent liabilities :
Claims against the Group, not acknowledged as debts(1)	5,053	4,762
[Amount paid to statutory authorities 6,638 crore (6,539 crore)]
Commitments :
Estimated amount of contracts remaining to be executed on capital contracts and not provided for (net of advances and deposits)(2)	700	959
Other commitments*	87	92

*	Uncalled capital pertaining to investments

(1)	As at September 30, 2023 and March 31, 2023, claims against the Group not acknowledged as debts in respect of income tax matters amounted to 4,317 crore and 4,062 crore, respectively.

The claims against the Group primarily represent demands arising on completion of assessment proceedings under the Income Tax Act, 1961. These claims are on account of multiple issues of disallowances such as disallowance of profits earned from STP Units and SEZ Units, disallowance of deductions in respect of employment of new employees under section 80JJAA, disallowance of expenditure towards software being held as capital in nature, payments made to Associated Enterprises held as liable for withholding of taxes. These matters are pending before various Income Tax Authorities and the Management including its tax advisors expect that its position will likely be upheld on ultimate resolution and will not have a material adverse effect on the Group's financial position and results of operations.

Amount paid to statutory authorities against the tax claims amounted to 6,627 crore and 6,528 crore as at September 30, 2023 and March 31, 2023, respectively.

(2)	Capital contracts primarily comprises of commitments for infrastructure facilities and computer equipment.

Legal Proceedings

The Group is subject to legal proceedings and claims, which have arisen in the ordinary course of business. The Group’s management reasonably expects that these legal actions, when ultimately concluded and determined, will not have a material and adverse effect on the Group’s results of operations or financial condition.

2.22 RELATED PARTY TRANSACTIONS

Refer to the Company's Annual Report for the year ended March 31, 2023 for the full names and other details of the Company's subsidiaries and controlled trusts.

Changes in Subsidiaries

During the six months ended September 30, 2023, the following are the changes in the subsidiaries.

-Infosys Americas Inc., (Infosys Americas) a Wholly-owned subsidiary of Infosys Limited is liquidated effective July 14, 2023.

-Kaleidoscope Prototyping LLC, a Wholly-owned subsidiary of Kaleidoscope Animations, Inc. is under liquidation.

-oddity GmbH renamed as WongDoody GmbH.

-On September 29, 2023, oddity space GmbH, oddity waves GmbH, oddity jungle GmbH, oddity group services GmbH and oddity code GmbH merged into WongDoody GmbH and oddity code d.o.o which was formerly a subsidiary of oddity code Gmbh has become a subsidiary of Wongdoody Gmbh (formerly known as oddity GmbH).

-On September 1, 2023 Infosys Ltd. acquired 100% of voting interests in Danske IT and Support Services India Private Limited (“Danske IT”).

-Infosys BPM Canada Inc, a Wholly-owned subsidiary of Infosys BPM Limited was incorporated on August 11, 2023.

Changes in key management personnel

The following are the changes in the key management personnel:

Independent directors:

-Helene Auriol Potier (appointed as independent director effective May 26, 2023)

Executive Officers:

-Mohit Joshi (resigned as President effective March 11, 2023 and was on leave till June 9, 2023 which was his last date with the company)

Transaction with key management personnel:

The table below describes the compensation to key management personnel which comprise directors and executive officers:

(In crore)

Particulars	Three months ended September 30,		Six months ended September 30,
	2023	2022	2023	2022
Salaries and other short term employee benefits to whole-time directors and executive officers (1)(2)	26	43	58	75
Commission and other benefits to non-executive/independent directors	4	3	8	7
Total	30	46	66	82

(1)	Total employee stock compensation expense for the three months ended September 30, 2023 and September 30, 2022 includes a charge of 17 crore and 24 crore, respectively, towards key management personnel. For the six months ended September 30, 2023 and September 30, 2022 includes a charge of 37 crore and 41 crore, respectively, towards key management personnel. (Refer to Note 2.11)

(2)	Does not include post-employment benefits and other long-term benefits based on actuarial valuation as these are done for the Company as a whole.

2.23 SEGMENT REPORTING

Ind AS 108, Operating segments, establishes standards for the way that public business enterprises report information about operating segments and related disclosures about products and services, geographic areas, and major customers. The Group's operations predominantly relate to providing end-to-end business solutions to enable clients to enhance business performance. The Chief Operating Decision Maker (CODM) evaluates the Group's performance and allocates resources based on an analysis of various performance indicators by business segments. Accordingly, information has been presented along business segments. The accounting principles used in the preparation of the financial statements are consistently applied to record revenue and expenditure in individual segments, and are as set out in the accounting policies.

Business segments of the Group are primarily enterprises in Financial Services and Insurance, enterprises in Manufacturing, enterprises in Retail, Consumer Packaged Goods and Logistics, enterprises in the Energy, Utilities, Resources and Services, enterprises in Communication, Telecom OEM and Media, enterprises in Hi-Tech, enterprises in Life Sciences and Healthcare and all other segments. The Financial services reportable segments has been aggregated to include the Financial Services operating segment and Finacle operating segment because of the similarity of the economic characteristics. All other segments represent the operating segments of businesses in India, Japan, China, Infosys Public Services & other enterprises in Public Services.

Revenue and identifiable operating expenses in relation to segments are categorized based on items that are individually identifiable to that segment. Revenue for 'all other segments' represents revenue generated by Infosys Public services and revenue generated from customers located in India, Japan and China and other enterprises in Public services. Allocated expenses of segments include expenses incurred for rendering services from the Group's offshore software development centers and on-site expenses, which are categorized in relation to the associated efforts of the segment. Certain expenses such as depreciation and amortization, which form a significant component of total expenses, are not specifically allocable to specific segments as the underlying assets are used interchangeably. The Management believes that it is not practical to provide segment disclosures relating to those costs and expenses, and accordingly these expenses are separately disclosed as "unallocated" and adjusted against the total income of the Group.

Assets and liabilities used in the Group's business are not identified to any of the reportable segments, as these are used interchangeably between segments. The Management believes that it is currently not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

Business segment revenue information is collated based on individual customers invoiced or in relation to which the revenue is otherwise recognized.

Disclosure of revenue by geographic locations is given in note 2.16 Revenue from operations.

Business Segments

Three months ended September 30, 2023 and September 30, 2022:

(In crore)

Particulars	Financial Services (1)	Retail (2)	Communication (3)	Energy, Utilities, Resources and Services	Manufacturing	Hi-Tech	Life Sciences (4)	All other segments (5)	Total
Revenue from operations	10,705	5,913	4,463	4,957	5,574	3,053	3,050	1,279	38,994
	11,148	5,183	4,501	4,498	4,686	2,971	2,452	1,099	36,538
Identifiable operating expenses	6,089	3,270	2,616	2,680	3,631	1,749	1,781	793	22,609
	6,424	2,661	2,763	2,439	3,066	1,764	1,406	692	21,215
Allocated expenses	2,037	969	812	925	910	516	470	306	6,945
	1,913	944	773	808	828	483	404	268	6,421
Segment operating income	2,579	1,674	1,035	1,352	1,033	788	799	180	9,440
	2,811	1,578	965	1,251	792	724	642	139	8,902
Unallocable expenses									1,166
									1,029
Other income, net (Refer to Note 2.17)									632
									584
Finance cost									138
									66
Profit before tax									8,768
									8,391
Income tax expense									2,553
									2,365
Net Profit									6,215
									6,026
Depreciation and amortization									1,166
									1,029
Non-cash expenses other than depreciation and amortization									–

Six months ended September 30, 2023 and September 30, 2022:

(In crore)

Particulars	Financial Services (1)	Retail (2)	Communication (3)	Energy, Utilities, Resources and Services	Manufacturing	Hi-Tech	Life Sciences (4)	All other segments (5)	Total
Revenue from operations	21,366	11,426	8,904	9,846	10,924	6,109	5,799	2,553	76,927
	21,710	10,187	8,965	8,757	8,858	5,783	4,709	2,039	71,008
Identifiable operating expenses	12,236	6,139	5,256	5,370	7,154	3,492	3,374	1,612	44,633
	12,280	5,186	5,630	4,715	6,039	3,439	2,740	1,354	41,383
Allocated expenses	4,006	1,984	1,629	1,834	1,765	1,027	924	621	13,790
	3,865	1,886	1,576	1,646	1,642	948	792	505	12,860
Segment operating income	5,124	3,303	2,019	2,642	2,005	1,590	1,501	320	18,504
	5,565	3,115	1,759	2,396	1,177	1,396	1,177	180	16,765
Unallocable expenses									2,339
									1,979
Other income, net (Refer to Note 2.17)									1,193
									1,260
Finance cost									228
									121
Profit before tax									17,130
									15,925
Income tax expense									4,970
									4,537
Net Profit									12,160
									11,388
Depreciation and amortization expense									2,339
									1,979
Non-cash expenses other than depreciation and amortization									–

(1)	Financial Services include enterprises in Financial Services and Insurance
(2)	Retail includes enterprises in Retail, Consumer Packaged Goods and Logistics
(3)	Communication includes enterprises in Communication, Telecom OEM and Media
(4)	Life Sciences includes enterprises in Life sciences and Health care
(5)	Others include operating segments of businesses in India, Japan, China, Infosys Public Services & other enterprises in Public Services

Significant clients

No client individually accounted for more than 10% of the revenues for the three months and six months ended September 30, 2023 and September 30, 2022, respectively.

2.24 FUNCTION WISE CLASSIFICATION OF CONDENSED CONSOLIDATED STATEMENT OF PROFIT AND LOSS

(In crore)

Particulars	Note No.	Three months ended September 30,		Six months ended September 30,
		2023	2022	2023	2022
Revenue from operations	2.16	38,994	36,538	76,927	71,008
Cost of Sales		27,030	25,412	53,412	49,781
Gross profit		11,964	11,126	23,515	21,227
Operating expenses
Selling and marketing expenses		1,755	1,486	3,538	2,979
General and administration expenses		1,935	1,767	3,812	3,462
Total operating expenses		3,690	3,253	7,350	6,441
Operating profit		8,274	7,873	16,165	14,786
Other income, net	2.17	632	584	1,193	1,260
Finance cost		138	66	228	121
Profit before tax		8,768	8,391	17,130	15,925
Tax expense:
Current tax	2.15	2,491	2,482	4,798	4,832
Deferred tax	2.15	62	(117)	172	(295)
Profit for the period		6,215	6,026	12,160	11,388
Other comprehensive income
Items that will not be reclassified subsequently to profit or loss
Remeasurement of the net defined benefit liability/asset, net		(64)	40	23	(46)
Equity instruments through other comprehensive income, net		40	4	40	7
		(24)	44	63	(39)
Items that will be reclassified subsequently to profit or loss
Fair value changes on derivatives designated as cash flow hedge, net		23	(12)	29	14
Exchange differences on translation of foreign operations, net		5	(14)	21	39
Fair value changes on investments, net		(20)	26	55	(346)
		8	–	105	(293)
Total other comprehensive income / (loss), net of tax		(16)	44	168	(332)
Total comprehensive income for the period		6,199	6,070	12,328	11,056
Profit attributable to:
Owners of the Company		6,212	6,021	12,157	11,381
Non-controlling interests		3	5	3	7
		6,215	6,026	12,160	11,388
Total comprehensive income attributable to:
Owners of the Company		6,196	6,068	12,328	11,054
Non-controlling interests		3	2	–	2
		6,199	6,070	12,328	11,056

for and on behalf of the Board of Directors of Infosys Limited

Nandan M. Nilekani	Salil Parekh	Bobby Parikh
Chairman	Chief Executive Officer and Managing Director	Director
Nilanjan Roy	Jayesh Sanghrajka	A.G.S. Manikantha
Chief Financial Officer	Executive Vice President and Deputy Chief Financial Officer	Company Secretary
Bengaluru
October 12, 2023